APR/L
P.E. 12-31-04


05061166






STRATEGIC GROWTH
First Advantage
CORPORATION
2004 ANNUAL REPORT

THE COMPANY

First Advantage Corporation (NASDAQ: FADV)

is a leading risk mitigation and business solutions provider. Using state-of-the-art technology, proprietary systems, and quality data resources, First Advantage delivers employment background screening, drug-free workplace programs and other occupational health testing, employee assistance programs, corporate tax credits and incentives consulting, resident screening, property management software and tools, motor vehicle records, transportation business credit reports, insurance fraud investigations, computer forensics and electronic discovery services, corporate investigative services, supply chain security, and consumer location services.

First Advantage ranks among the top three companies in all of its major business lines. Over 45,000 businesses and thousands of consumers nationwide use our services for decision making and assistance with hiring and employment matters, leasing and property management, insurance underwriting, contracting, fraud detection, investigations, security, and other situations.

Our company is headquartered in St. Petersburg, Fla., and has more than 1,700 employees in offices throughout the United States and abroad.

First Advantage's majority shareholder is The First American Corporation (NYSE: FAF), a FORTUNE® 500 company and the nation's largest data provider, which supplies businesses and consumers with information resources in connection with the major economic events of people's lives.





FINANCIAL HIGHLIGHTS

	2004	2003	2002
Total Revenue	$ 266,537,000	$ 166,495,000	$ 100,925,000
Service Revenue	$ 221,938,000	$ 134,910,000	$ 73,040,000
Gross Margin	$ 161,054,000	$ 96,756,000	$ 55,506,000
Net Income	$ 10,681,000	$ 2,803,000	$ 2,702,000
EPS (Fully Diluted)	$ 0.48	$ 0.14	N/A
Stockholders' Equity	$ 290,171,000	$ 240,336,000	$ 145,903,000
Stockholders' Equity Per Share	$ 12.48	$ 11.50	N/A


SERVICE REVENUE
Dollars in millions
250
200
150
100
50
0
2002
2003
2004


GROSS MARGIN
Dollars in millions
200
150
100
50
0
2002
2003
2004


STOCKHOLDERS' EQUITY
Dollars in millions
300
250
200
150
100
50
0
2002
2003
2004

2004 SERVICE REVENUE BY SEGMENT


Consumer Direct
5%
Risk Mitigation
19%
Enterprise Screening
76%

TO OUR SHAREHOLDERS

2004 marks the completion of our first full year of operation as First Advantage and serves as the starting block of a financial track record for this future FORTUNE® 1000 company. No mincing of words here—we are focused on significant growth.

Our efforts in 2004 laid a solid foundation to support the growth strategy First Advantage initiated shortly after the company was formed in 2003. Not only did our existing business lines materially complete the consolidation of numerous companies acquired for scale during the year, we also added complementary business lines in accord with our five-point growth strategy. Combined, these initiatives boosted our revenues, improved our overall margins, and resulted in significantly higher earnings per share over our inaugural year. Such financial results are testimony to our success to date and renew our management's commitment to our growth strategy as we engage business in 2005.

OUR GROWTH STRATEGY REFINED

First Advantage has implemented a five-point growth strategy that we believe will propel our company's growth exponentially in the near future. Via strategic acquisitions,


acquire for scale/margin improvement
acquire for product expansion
cross sell services
pursue vertical markets
expand overseas

we will acquire companies that can add scale to our current Enterprise Screening and Risk Mitigation segments' operations or add complementary services that our existing customers now buy from other sources. We will develop cross-selling initiatives to expand our client relationships and form vertical markets to offer true expertise to key industries. Additionally, to further our reach and better serve multinational clients, we intend to establish an international presence by acquiring abroad.

OUR PLAN IN ACTION

To truly lead our industry, we must adhere to the first point of our growth strategy by adding volume to our core operations that enhances margins and allows us to become even more competitive in the marketplace. Although organic growth is important to this effort, scale can be much more quickly obtained through the infusion of acquired customers than through the most diligent efforts of our professional sales team.

During 2004, we added scale to the existing business lines in our Enterprise Screening and Risk Mitigation segments through the acquisition of six companies. These acquisitions added clients to our core employment screening, resident screening, and motor vehicle record services operations.

The second part of our strategy is based on our goal to offer our satisfied customers a portfolio of services that allows them to focus on their core competencies while enjoying the convenience and leverage of a single vendor. This strategy was put into action for the Enterprise Screening segment in 2004 with the acquisition of two key business lines, tax consulting and wholesale criminal records.

CIC Enterprises represents First Advantage's largest acquisition to date. CIC is a leading provider of tax credits and incentives consulting services, with special expertise in employment-based programs. Working with corporations across the United States, CIC's internal tax experts assist eligible clients by identifying and securing federal, state, and local tax credits and incentives. This allows us to exercise the third point of our growth strategy. Since human resources specialists typically administer these programs, First Advantage will leverage its extensive contacts in this arena to cross sell tax incentives and credits to employment screening customers and vice versa.

First Advantage also purchased National Background Data, LLC (NBD), an aggregator and reseller of national criminal records. As a reputable wholesaler to the employment and resident screening marketplace, NBD provides First Advantage with a new wholesale distribution channel to supply our competitors with screening data. In addition to the typical criminal-record data provided, First Advantage has already begun to cross sell new services, including resident screening information and motor vehicle records, to NBD's clientele.

The Risk Mitigation segment also grew in 2004 with the addition of computer forensics, electronic discovery, due diligence, and transportation credit reporting services. In the spring of 2004, First Advantage acquired CoreFacts, LLC. CoreFacts provides the nation's leading law firms and corporations with high-level investigative services and litigation support, often to assist in instances of trade-secret theft, financial fraud, employee malfeasance, and unfair competition. Later in the year, we further expanded the service offering of this segment by acquiring BackTrack Reports, Inc. to provide due diligence services to the financial industry. The addition of

CoreFacts' and BackTrack's services provides our Risk Mitigation segment with a new, high-level investigative services resource for its existing corporate clients.

In line with the fourth point of our growth strategy, we acquired a business in 2004 that will serve as the marketing vehicle to pursue the transportation services industry, a new corporate vertical market for First Advantage. CompuNet Credit Services, Inc. is a supplier of business credit information to the transportation industry. Its proprietary database of transportation brokers' and shippers' payment practices allows trucking industry clients to minimize accounts receivables risk. With thousands of clients, CompuNet also provides a springboard to package and cross sell numerous other First Advantage services for the highly regulated trucking marketplace, including employment background checks, substance abuse testing administration, physical exams, motor vehicle records, supply chain security, fuel tax recovery, and more.

Finally, early in 2004, we took a small step toward executing the fifth point of our strategy, international expansion, by completing our first acquisition outside of the United States. We acquired InfoCheck, Ltd., a Canadian-based employment screening company, in order to better serve our domestic clients with Canadian applicant background verification. We anticipate acquiring additional employment screening resources in Europe or Asia in 2005 so that First Advantage can serve the international search needs of its multinational clientele.

THE BENEFITS OF OUR APPROACH

With close attention to customer satisfaction and retention during acquisition integrations, acquired business is expected to account for 20 percent of First Advantage's revenue growth going forward. The balance of First Advantage growth will be organic and fueled by the cross-selling opportunities created by the addition of other new complementary business lines. Instrumental to this success is our upcoming branding campaign, which will position First Advantage to more effectively cross sell our full offering to existing customers, and increase awareness of our company and services in an ever-expanding marketplace. With formal cross-selling programs to launch in 2005, organic growth is anticipated to add 10 percent to revenue. Together, the combination of both acquisition and organic growth strategies is estimated to drive 30 percent annual revenue growth for First Advantage.

LOOKING AHEAD

Our industry is evolving quickly due to the influence of technology, security consciousness, and government regulation. Biometrics, skills assessment, e-discovery, applicant tracking, psychological testing—our acquisition opportunities are numerous as we look to add these services and others to expand our offerings and cross sell to our clients. No less limited are potential acquisition targets that would build additional scale in our employment screening, resident screening, tax consulting, computer forensics, and surveillance business lines.

In March of 2005, First Advantage's executive management team made an exciting announcement that launched First Advantage into the next phase of our evolution. We announced the signing of a letter of intent to acquire The First American Corporation's Credit Information Group (CIG) for $570 million in stock. CIG provides credit-related services to business customers in the mortgage, automotive, and subprime lending industries, as well as direct-to-consumer services. With synergies in credit reporting, technology, and growth opportunities, the First Advantage/CIG transaction is expected to produce a phenomenal combination.

With the acquisition of CIG, the resulting First Advantage will have an expanded client base, new product lines, new vertical markets, and will be virtually double in size, providing the financial strength needed for First Advantage. Add in the seasoned CIG management team, including Anand Nallathambi as First Advantage's president, and the stage is set for exponential growth.

As we look to the future, we point to the numerous opportunities that our company's evolution can bring. First Advantage is, in fact, no longer just a screening company. We're not just a human resources services company. We're not only a homeland security provider, nor an investigative firm. By bringing together new combinations of products and services from within our rapidly growing offerings, First Advantage will soon serve many of the emerging needs of domestic and global organizations through a single, compelling source. And in doing so, we are not just leading change within our company, but helping to positively and powerfully redefine our industry as a whole.





Parker S. Kennedy
Chairman of the Board

John W. Long
President and Chief Executive Officer



PARKER S. KENNEDY, CHAIRMAN OF THE BOARD



JOHN W. LONG, PRESIDENT AND CHIEF EXECUTIVE OFFICER



First Advantage Corporation

First Advantage provides information and services that help our clients make informed decisions and execute processes related to job applicants, employees, prospective tenants, properties, vendors, clients, insureds, litigants, consumers, and more. We do so through our Enterprise Screening, Risk Mitigation, and Consumer Direct segments.

ENTERPRISE SCREENING

- **Employment Screening Services**
  - Background verification services provide the information employers need to select employees with confidence.
  - Drug-free workplace services, employee assistance programs, and physical exams help employers select and retain good personnel.
- **Tax Credits and Incentives Services**
  - Specialized consulting services screen clients' payroll records or locations to uncover opportunities to collect tax credits.
- **Resident Screening Services**
  - Resident screening services provide decisionable consumer information to help property owners and managers review applicants to limit risk and increase profits.
  - Property management software and tools support property owners' and managers' activities.
- **Wholesale Criminal Records** are sold to other screening businesses—including First Advantage competitors.

RISK MITIGATION

- **Motor Vehicle Record Services** help agents and insurers assess loss exposure.
- **Transportation Credit Services** help trucking companies limit credit risk.
- **Investigative Services** offer surveillance, investigations, computer forensics, electronic discovery, and due diligence.

CONSUMER DIRECT

- Our leading Web-based directory provides consumers with **people-location services,** court records, property data, and more.









ENTERPRISE SCREENING SEGMENT

In 2004, First Advantage's acquisition activity expanded the company's enterprise screening services. Although the segment still uses its data gathering, analysis, and reporting expertise to provide employment and resident screening services, we now also provide complementary services, such as tax credits and incentives consulting, property management software, renters' insurance, and wholesale criminal records.

We expect to grow our Employment Screening Services division in 2005 through additional acquisitions made in the employment background verifications industry. These will help us to continue building desired scale in this business line. Consolidation of the six previous acquisitions in this group is approaching completion, signaling the end of an acquisition hiatus in this industry. First Advantage does not expect to pursue acquisitions in substance abuse testing, since we believe we have achieved the necessary scale in this line to maximize margins. We do anticipate acquiring new products and services related to the hiring process to expand our offering to clients.

One such service added in 2004 was tax credits and incentives program administration. First Advantage tracks all programs available nationwide, screens clients' payroll records to determine employee eligibility, and processes the time-consuming and often cumbersome paperwork required to capture these credits and incentives. The favorable margins of this business line sent us back into the marketplace late in 2004 to complete a second acquisition for scale. We expect to make purchases of other favorable industry targets in 2005.

First Advantage's Resident Screening Services division continues to help multifamily property managers and owners across the nation decrease their risks related to delinquency and criminal activity. Our property performance analytics and Web-based property management software also provide our customers with proven tools to improve their properties' operational performance.

2004 acquisitions furthered First Advantage's position as the number-one provider of resident screening services in the United States and introduced a new service—property management software—to our customers. Scale acquisitions have now been consolidated into core operations. The division is positioned to further add to scale through additional acquisitions in 2005, while seeking potential targets that can offer complementary services.

Our wholesale criminal records service acquired in 2004 completes the segment and follows a distinctly different model than the rest of First Advantage.

RISK MITIGATION SEGMENT

Like Enterprise Screening, our Risk Mitigation segment also changed significantly in 2004, mainly through the addition of new business lines.

First Advantage's Motor Vehicle Record Services division became part of our newly formed Transportation Services division in late 2004. This business line assists general insurance agents, insurance carrier underwriters, and screening companies in assessing loss exposure. We completed one acquisition for scale in 2004 that was quickly and effectively integrated into the division's core operations. We will continue to look for opportunities to further build this high-margin, consistently performing business and anticipate cross-selling success for this line in 2005.

The addition of transportation credit services late in 2004 provided First Advantage with a new line of business and a client base of thousands of trucking companies nationwide. By providing credit information on trucking industry brokers and shippers, we help mitigate the risk of non-payment. This lucrative client base will be at the center of our cross-selling activities as it represents a channel for a number of our services. We will consider additional acquisitions for scale and expansion of this business line as part of the Transportation Services division in 2005.

In 2004, two acquisitions expanded the service offerings of our Investigative Services division from its 2003 focus on the insurance industry. Today, the business lines in this division assist a variety of customers—corporations, attorneys, insurance carriers, and insurance claims managers—with services that uncover the information needed to reveal potential and actual fraud and other malfeasance. Considering the majority of these services are high margin, we are seeking opportunities to grow and expand this division in 2005.

CONSUMER DIRECT SEGMENT

First Advantage's consumer services are provided by our wholly owned subsidiary company, US SEARCH.com. Our leading Web-based service assists consumers in locating old friends or family, checking out contracted help, or evaluating property value. We are continually seeking new services to sell through this portal that is viewed by 4 million visitors each month.

BOARD OF DIRECTORS

Parker S. Kennedy, *Chairman*
Chairman and Chief Executive Officer
The First American Corporation
Santa Ana, California

John W. Long
President and Chief Executive Officer
First Advantage Corporation
St. Petersburg, Florida

J. David Chatham
President and Chief Executive Officer
Chatham Holdings Corporation
Alpharetta, Georgia

D. Barry Connelly
Retired President
Consumer Data Industry Association

Lawrence D. Lenihan, Jr.
Senior Managing Director
Pequot Capital Management, Inc.
New York, New York

Donald E. Nickelson
Director and Vice Chairman
Harbour Group Industries, Inc.
St. Louis, Missouri

Donald A. Robert
Chief Executive Officer
Experian North America
Costa Mesa, California

Adelaide Alexander Sink
Retired President
Bank of America, Florida
Tampa, Florida

David F. Walker
Director of the Accountancy Program and the Program for Social Responsibility and Corporate Reporting
College of Business Administration, University of South Florida
St. Petersburg, Florida

OFFICERS

CORPORATE

John W. Long
President and Chief Executive Officer

Akshaya B. Mehta
Executive Vice President and Chief Operating Officer

John C. Lamson
Executive Vice President and Chief Financial Officer

Rick B. Mansfield
Senior Vice President and Chief Marketing Officer

Alan J. Missen
Chief Information Officer

Julie A. Waters
Vice President and General Counsel

Lisa A. Steinbach
Vice President and Controller

Thomas M. Milligan
Vice President and Treasurer

Anita L. Tefft
Vice President, Human Resources

Ken J. Chin
Corporate Secretary and Regulatory Counsel

ENTERPRISE SCREENING SEGMENT

Evan T. Barnett
President
Resident Screening Services Division

Beth A. Henricks
President
Tax Credits and Incentives Division

Bart K. Valdez
President
Employment Screening Services Division

■ **Steven E. Flack**
President
Occupational Health Services Group

■ **David V. Kennedy**
President
Background Verifications Group

RISK MITIGATION SEGMENT

Billie Lee
President
Transportation Services Division

Andrew S. Levetown
Chief Executive Officer
CoreFacts LLC, Investigative Services Division

Richard J. Taffet
President
Omega Insurance Services, Investigative Services Division

CONSUMER DIRECT SEGMENT

Erik S. Pickering
President
Consumer Services Division



2004 ACQUISITIONS

ENTERPRISE SCREENING	RISK MITIGATION
Proudfoot Reports Incorporated	Quantitative Risk Solutions, LLC
Background Information Systems, Inc.	MVRs, Inc.
Infocheck, Ltd.	CoreFacts, LLC
Landlord Protect	BackTrack Reports, Inc.
U.D. Registry, Inc.	CompuNet Credit Services, Inc.
Realeum, Inc.	
CIC Enterprises	
National Background Data, LLC	
The Alameda Company	


GOALS

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2004

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission file number: 000-50285

FIRST ADVANTAGE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**61-1437565**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

One Progress Plaza, Suite 2400
St. Petersburg, Florida 33701
(Address of principal executive offices, including zip code)

(727) 214-3411
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Class A Common Stock	**Nasdaq National Market**
(Title of each class)	**(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) Yes ☒ No ☐ and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (17 C.F.R. Section 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of stock held by non-affiliates was $65,296,608 as of June 30, 2004.

There were 7,281,765 shares of outstanding Class A Common Stock of the registrant as of March 7, 2005.

There were 16,027,286 shares of outstanding Class B Common Stock of the registrant as of March 7, 2005.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement related to the 2005 annual meeting of stockholders are incorporated by reference in Part III of this report. The definitive proxy statement will be filed no later than 120 days after the close of the registrant's fiscal year.

CERTAIN STATEMENTS IN THIS ANNUAL REPORT ON FORM 10-K, INCLUDING THOSE RELATING TO RELATIONSHIPS WITH DATA SUPPLIERS, TERMINATION OF SUPPLIER RELATIONSHIPS, PRODUCT DEMAND, ACQUISITION TARGETS, INTERNATIONAL MARKETS, LITIGATION, EXPENSES, AND CASH FLOW AND LIQUIDITY ARE FORWARD LOOKING. RISKS AND UNCERTAINTIES EXIST THAT MAY CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE THE ANTICIPATED RESULTS TO DIFFER FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS INCLUDE: GENERAL VOLATILITY OF THE CAPITAL MARKETS AND THE MARKET PRICE OF THE COMPANY'S CLASS A COMMON STOCK; THE COMPANY'S ABILITY TO SUCCESSFULLY RAISE CAPITAL; THE COMPANY'S ABILITY TO IDENTIFY AND COMPLETE ACQUISITIONS AND SUCCESSFULLY INTEGRATE BUSINESSES IT ACQUIRES; CHANGES IN APPLICABLE GOVERNMENT REGULATIONS; THE DEGREE AND NATURE OF THE COMPANY'S COMPETITION; INCREASES IN THE COMPANY'S EXPENSES; CONTINUED CONSOLIDATION AMONG THE COMPANY'S COMPETITORS AND CUSTOMERS; UNANTICIPATED TECHNOLOGICAL CHANGES AND REQUIREMENTS; THE COMPANY'S ABILITY TO IDENTIFY SUPPLIERS OF QUALITY AND COST-EFFECTIVE DATA; AND OTHER FACTORS DESCRIBED IN THIS ANNUAL REPORT ON FORM 10-K. THE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT CIRCUMSTANCES OR EVENTS THAT OCCUR AFTER THE DATE THE FORWARD-LOOKING STATEMENTS ARE MADE.

PART I

Item 1. Business

Our Company

First Advantage Corporation is a growing, national provider of risk mitigation solutions. Our Company was formed in the June 5, 2003 merger with The First American Corporation's screening technology division and US SEARCH.com Inc. On June 6, 2003, First Advantage's Class A common stock commenced trading on the Nasdaq National Market under the symbol "FADV".

Prior to June 5, 2003, our activities were limited to participation in the business combination transaction contemplated by the Agreement and Plan of Merger dated December 13, 2002 by and among The First American Corporation, US SEARCH, First Advantage and Stockholm Seven Merger Corp.

On June 5, 2003, HireCheck, Inc., Employee Health Programs, Inc., SafeRent, Inc., Substance Abuse Management, Inc., American Driving Records, Inc. and First American Registry, Inc., each formerly a wholly-owned subsidiary of First American and collectively comprising the First American Screening Technology division, and US SEARCH, a public company whose common shares were, until June 5, 2003, traded on the Nasdaq National Market under the symbol "SRCH", became wholly-owned operating subsidiaries of First Advantage.

Pursuant to the Merger Agreement, on June 5, 2003, First American received First Advantage Class B common stock representing approximately 80% of the economic interest and 98% of the voting interest of First Advantage. The former shareholders of US SEARCH exchanged their outstanding shares of US SEARCH common stock for First Advantage Class A common stock representing, in the aggregate, approximately 20% of the economic interest and 2% of the voting interest in First Advantage. As of December 31, 2004, First American owned approximately 69% of the economic interest and 95% of the voting interest of First Advantage.

Business of First Advantage

Our operations are organized into three business segments: Enterprise Screening, Risk Mitigation and Consumer Direct.

A summary of our revenue, net income (loss) before income taxes and assets for our segments is found in Note 14 to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

Enterprise Screening

First Advantage's Enterprise Screening segment helps thousands of companies in the United States manage risk with our employment screening, occupational health, resident screening and tax incentive services. Our Enterprise Screening segment accounted for approximately 68% of our consolidated revenue in 2004.

Our employment screening services generate reports about a prospective employee's criminal record, motor vehicle violations, credit standing and involvement in civil litigation. We also make inquiries of provided references and former employers, verify educational credentials and licenses, verify social security numbers and check industry specific records. A customer can order any of these and other related services individually, as a package with our other employment screening products or with other products we offer. Depending on a customer's preference, orders may be placed and fulfilled directly from the Company, through a secure Internet connection, software, facsimile or through third party vendors.

Our occupational health products generally involve the design and management of drug free workplace programs, including provision for the collection and testing of specimens and interpretation of the results. We also provide physical examination services to employers. Reports of our findings are generally delivered through a secure Internet connection or through other direct means. We also develop and manage employee assistance programs, which provide our customers' employees with access to confidential counseling services and other resources to assist with personal issues that may affect workplace productivity. These programs cover a wide range of personal and workplace issues, including alcohol and drug abuse, marital problems, family matters, bereavement management, depression, stress, retirement and downsizing. First Advantage's employee assistance programs also provide employers with a number of corporate-focused services, including management counseling, critical incident stress management programs, organizational change consulting and intensive specialty training on issues such as violence in the workplace.

Our resident screening offerings generate reports containing information about a prospective renter's eviction record, lease and payment performance history, credit standing, references and criminal records to residential property managers and owners operating in the United States. Depending on a customer's needs, our reports may contain one or any combination of these pieces of information. In serving our customers, we may draw on our database of landlord-tenant records, which is the largest of its kind in the United States, and our database of criminal conviction information, which is one of the largest for use in resident screening in the United States. We also offer a scoring product, which assesses risk of default by a prospective renter based on a statistical scoring model developed exclusively for the multifamily housing industry. Customers generally order and receive the segment's resident screening products through a secure Internet connection or through proprietary software.

Our tax incentive services specialize in identifying primarily employment-related tax incentive programs available under both federal and state legislation, and processing the paperwork required to capture such tax incentives and credits. We also offer comprehensive sales and use tax-consulting services to assist clients with compliance with changing laws and regulations affecting sales and use taxes. Additionally, we offer transportation consulting services that are designed to address and resolve asset management and compliance problems for owners and operators of truck fleets.

Our employment screening and occupational health services generally experience seasonality near year-end, which is attributed to decreases in hiring. Our resident screening products experience seasonality during the winter months from November to March.

Our tax incentive services group's ability to obtain certain tax credits, such as the Work Opportunity Tax Credit program or a similar program, is dependent upon the passage of federal legislation that generally must be renewed every two years.

Risk Mitigation

First Advantage's Risk Mitigation segment offers motor vehicle records, transportation industry credit reporting and investigative services. Products and services provided by the Risk Mitigation segment include: driver history reports, vehicle registration, financial responsibility filings, credit reporting, surveillance services, statements and field interviews and due diligence reports. Our Risk Mitigation segment accounted for approximately 28% of our consolidated revenue in 2004.

Our motor vehicle record services provide customers with automated access to motor vehicle records from all 50 states and the District of Columbia. Independent insurance agents operating in the United States represent the core of the customer base for this product, which they use for underwriting purposes. Employers also utilize the product to manage risk associated with employees that require the use of a vehicle in the performance of their duties. For most customers, we receive and fulfill orders through our proprietary Comprise/ZapApp® software, which allows the customer to integrate the process of obtaining motor vehicles reports with other processes utilized by the customer.

As part of the offerings of this segment, we also provide trucking companies with access to a database of payment practice records on more than 60,000 transportation brokers and shippers in North America, which is comprised of client-contributed accounts receivables and public records data. Subscribing clients utilize the Company's services to evaluate the nonpayment (or slow payment) risk of shippers and brokers before agreeing to transport cargo on credit.

Our investigative services help customers with investigative services designed to detect and expose worker's compensation, disability and liability insurance fraud. Purchased mostly by insurance carriers, third party administrators and self-insuring companies, these services generally involve field surveillance and interviews conducted by more than 180 full-time licensed staff investigators. This segment receives orders in a variety of ways, including telephonic or other direct contact with the client, facsimile, e-mail or through the Internet. In most cases, investigation reports, including accompanying video, are sent via mail or courier to the client.

Within this segment we also provide services that assist our customers in business, legal and financial matters, including investigations and litigation arising from trade secret theft, software infringement, financial fraud, employee malfeasance and unfair competition. The segment employs computer forensic and electronic discovery experts and consultants in its bi-coastal state-of-the-art laboratories. We also offer due diligence services for a variety of purposes and have a specialized database of hedge fund managers. Unprecedented emphasis on corporate integrity and compliance, following the wave of corporate scandals and the resulting litigation, has driven growth in the segment's business.

Demand for our motor vehicle records products usually decreases in November and December as a result of reductions in the insurance and employment markets. Our investigative services experience seasonality December through February as a result of the number of holidays that occur during this period and frequent year-end reorganizations of our insurance clients.

Consumer Direct

Our Consumer Direct segment provides location, verification and screening services directly to consumers through the Internet. This segment uses a proprietary software platform and web-based systems to supply customers with services such as individual location, identity verification, criminal record checks, employment and education verifications.

This segment has developed US SEARCH DARWIN™ patent-pending technology, which automates the data management supply chain by accessing, assimilating, and compiling data from disparate sources. The current applications of the technology focus on individual locator and profile services. We are also adapting this technology for use in our Enterprise Screening segment.

Our Consumer Direct segment accounted for approximately 5% of our consolidated revenue in 2004.

Historical Growth

Prior to the June 5, 2003 mergers, HireCheck, Employee Health Programs, SafeRent, Substance Abuse Management, American Driving Records and First American Registry, now wholly-owned subsidiaries of First Advantage, were wholly-owned subsidiaries of First American and made up The First American Corporation Screening Technology (FAST) division.

In the late 1990s, First American initiated a diversification strategy which called for, among other things, the combination of one of its core competencies—data management and analysis—with businesses that are counter-cyclical to its long-standing real estate related products and services. First American also sought businesses that were complementary to its rapidly growing credit reporting business, First American CREDCO. First American management initially focused on the background screening industry—an information-intensive business with a heavy demand for credit reports and a relatively tangential tie to the real estate market.

In September 1998, First American began its entry into the employee screening industry by acquiring HireCheck. HireCheck, headquartered in St. Petersburg, Florida, is today the principal subsidiary through which our Enterprise Screening segment provides employment screening services. In this same month First American also entered the resident screening industry by acquiring First American Registry, headquartered in Rockville, Maryland. First American Registry, which we believe to be the largest resident screening company in the United States, is today the principal subsidiary through which our Enterprise Screening segment provides resident screening products.

Continuing its efforts to provide a comprehensive set of risk management tools to its customers, in August 2001 First American entered the occupational health services business by acquiring Milwaukee, Wisconsin-based Substance Abuse Management.

Five months later, in January 2002, First American further added to the menu of services offered by the FAST division by acquiring American Driving Records, a Rancho Cordova, California-based provider of motor vehicle reports. One of the largest competitors in its industry, American Driving Records brought to the FAST division not only a formidable player in a key area of the risk management industry, but also enhanced the division's access to the motor vehicle records of almost every state in the United States. With American Driving Records, First American purchased ZapApp India Private Limited, a Bangalore, India-based private limited company that provides technology services to American Driving Records and now to all of First Advantage.

In an effort to improve the profitability of the companies then comprising the FAST division, in the second quarter of 2001 First American reorganized the division's management structure by dedicating a single management group to the oversight of all operations. By emphasizing the group as a whole, First American believed this reorganization effort would position the FAST division to pursue cross-selling opportunities, take advantage of mutual supplier relationships and leverage technological developments and resources across the entire division. It also hoped to focus management on efforts to improve the division's operating margins by increasing the volume of transactions performed using the division's existing systems, whether through internal sales growth or by acquiring businesses with complementary product offerings. In January 2002, First American formally created the FAST division and began reporting the division as a segment in its financial statements.

Strategic Acquisitions Following 2001 Reorganization

First American supplemented the division's employee background screening operations by acquiring Factual Business Information, Inc., headquartered in Miami, Florida, in August 2001 and Pretiem Corporation, headquartered in Princeton Junction, New Jersey, in December of 2001. These acquisitions provided the division with an expanded customer base for employee screening services in three important employment markets: the Miami metropolitan area, New Jersey and New York State.

In the last quarter of 2002, the FAST division completed acquisitions of Employee Health Programs in October and SafeRent in November.

A competitor of Substance Abuse Management, the Bethesda, Maryland-based Employee Health Programs brought critical volume to the FAST division's occupational health business. Through the acquisition of Employee Health Programs, the FAST division also expanded the scope of its existing services to include employee assistance programs, which are designed to help troubled employees resolve personal issues that can affect workplace productivity. Employee Health Programs and Substance Abuse Management are today the principal subsidiaries through which the Enterprise Screening segment provides occupational health services.

SafeRent, headquartered in Denver, Colorado, brought additional key customers to the FAST division's leading resident screening business and increased the division's penetration in key markets, in particular markets in the western United States.

June 5, 2003 Mergers

In the June 5, 2003 mergers, the companies comprising the FAST division and US SEARCH combined under one umbrella. US SEARCH brought to First Advantage not only many important employment screening customers through its Professional Resource Screening, Inc. subsidiary, but also an opportunity to pursue a new market – consumers – with specially tailored versions of our existing products. Ultimately, Professional Resource Screening was combined with the other companies in our Enterprise Screening segment and the other operations of US SEARCH became our Consumer Direct segment.

Strategic Acquisitions

Since becoming a public company in June 2003, we have actively pursued our acquisition strategy. In August 2003 we acquired two employment background screening companies, Liberatore Services, Inc. and Total Information Source, Inc., and an occupational health services company, Continental Compliance Systems. In September 2003 we further expanded our occupational health services with the acquisition of Employee Information Services, Inc. In that same month, we acquired Omega Insurance Services, Inc., which brought a new investigative services product to First Advantage. In November 2003 we made three acquisitions: occupational health services company Greystone Health Sciences Corporation; MedTech Diagnostics, Inc., a provider of both occupational health services and employment screening services; and Agency Records, Inc., a provider of motor vehicle records. In December 2003, we acquired Credential Check & Personnel Services, Inc., an employment screening company.

During the first quarter of 2004, the Company acquired Quantitative Risk Solutions LLC, Proudfoot Reports Incorporated, MVR's, Inc., Background Information Systems, Inc., Infocheck Ltd. and Landlord Protect, Inc. During the second quarter of 2004, the Company acquired U.D. Registry, Inc., CoreFacts, LLC, Realeum, Inc., and CIC Enterprises, Inc. During the third quarter 2004, the Company acquired BackTrack Reports, Inc. and National Background Data, LLC. During the fourth quarter 2004, the Company acquired Business Tax Credit Corporation d/b/a The Alameda Company and Compunet Credit Services, Inc. These acquisitions have been included in the Company's Enterprise Screening and Risk Mitigation segments.

Customers

First Advantage, through its subsidiaries, serves a wide variety of clients throughout the United States, including nearly a quarter of those businesses comprising the Fortune 1000, many major real estate investment trusts and property management companies, many of the top providers of transportation services, insurance agents, the leading national law firms and non-profit organizations. Dominant categories of customers vary depending on the type of service or product. Insurance carriers, agents and claims adjusters, for example, purchase a substantial proportion of our Risk Mitigation segment's products and services. Transportation companies are major consumers of our occupational health and transportation credit services. Multifamily housing property management companies and landlords of all sizes are represented in the resident screening business' customer base. Larger employers represent the predominant share of the employee background screening and tax incentive services clients. Individual consumers dominate the customer base for our Consumer Direct segment. We derive a nominal amount of revenue from customers in Canada and Puerto Rico.

Excluding our Consumer Direct segment, which has a fluid customer base, we have in excess of 45,000 customers. No single customer is responsible for 2 percent or more of our revenue.

Suppliers

Data represents a key ingredient in most of our products. In obtaining such data, we draw upon a wide variety of sources, including governmental agencies, credit reporting agencies, third parties which compile public record information and on-line search services. Many of our suppliers provide this data in electronic format. We do not anticipate the termination of any significant relationship with any of our data suppliers. Because we believe we could acquire necessary data from other sources, we do not believe that the termination of any supplier relationship would have a material adverse effect on our financial condition or operating results.

In connection with our occupational health services, we depend upon services provided by specimen collection agencies and laboratories. There is significant competition among suppliers of these services and, consequently, we do not believe the termination of our relationship with any of these suppliers would have a material adverse effect on its financial condition or operating results.

Governmental Regulation

Although generally our products or services do not require governmental approvals, our businesses are subject to various federal and state regulations that may impact our products and services. For example, the Federal Fair Credit Reporting Act, Fair and Accurate Credit Transactions Act, the Drivers Privacy Protection Act and various state laws regulate products and services that include disclosure of personal information.

Many state and local laws require certain of our subsidiaries and employees engaged in providing our investigative services products to be licensed as private investigators. Some state and local governments require the same with respect to our employee screening companies.

Historically, we have been able to comply with existing laws and regulations without incurring substantial costs or restrictions on our business.

Competition

A number of companies compete with our service offerings. First Advantage's most significant national competitors in employment background verifications include ChoicePoint, Kroll, U.S. Investigative Services and ADP, although hundreds of local and regional competitors also exist. In occupational health services, we believe that we have only one significant nationwide competitor, ChoicePoint; however, there are a number of local and regional companies in the industry, as well. First Advantage's most significant national competitors in our tax incentive services include ADP, Itax, Mintax and the Big 4 accounting firms, and other small regional companies operating in that market. The resident screening industry is fragmented, with only approximately eight other companies providing significant competition to First Advantage's business on a national level. In motor vehicle record services, there are approximately ten major competitors to First Advantage, the most predominant of which is ChoicePoint. Our new transportation credit services business competes with three significant vendors. First Advantage's insurance fraud investigative services also competes with three other companies on a national basis, with a broad spectrum of regional and local competitors. First Advantage's due diligence services compete with a handful of small boutiques, Kroll and two or three regional firms across the country. Our computer forensics services mainly compete against the large litigation consulting practices, the Big 4 consulting firms, and Kroll. There is also some competition from small regional companies and sole practitioners. In virtually all of these markets, First Advantage competes foremost on the basis of customer service and secondarily on product and price differentiation.

The primary competitors to our Consumer Direct segment include telephone companies and other third parties who publish free printed or electronic directories, private investigation firms and web-based companies, such as KnowX.com.

Intellectual Property

First Advantage owns a number of items of intellectual property, including trademarks, tradenames, copyrights, patents, domain names and unregistered trade secrets. First Advantage also owns the US SEARCH DARWIN™ software platform, which uses advanced technology to access, assimilate, compile, distribute and present data from public and private databases. The patent application for this technology was published on December 19, 2002 and was issued by the Patent and Trademark Office on January 25, 2005. First Advantage is not dependent upon any single item of intellectual property.

Strategies for Future Growth of First Advantage

First Advantage believes that as the world becomes increasingly risky for individuals and organizations, demand for our products will grow. Our primary goal is to be well positioned to capture not only a substantial portion of the existing market, but also a substantial share of the expected growth. We intend to accomplish this goal in the following manner:

Pursue Strategic Acquisitions. We intend to continue pursuing acquisitions of companies that would enable us to enter new markets as well as increase our share of those markets in which we are already operating. We will pursue companies with assets that will enhance our ability to fulfill orders, including companies with proprietary databases containing information for use in our products or technology that would make order placement or product delivery more efficient. We also expect to pursue acquisition opportunities which would enable us to enter into related product fields. Our recent acquisitions of CIC Enterprises, LLC and The Alameda Company, LLC, both tax incentive services companies, are examples of our efforts to enter into related product fields. Typically, tax incentive services are coordinated with human resource or finance departments within business organizations as are many of our existing services within the Enterprise Screening segment. Additionally, our recent acquisition of Compunet Credit Services, Inc. permitted us to enter in the related product field of transportation. Finally, our recent acquisitions of Corefacts, LLC and Backtrack Reports Inc., allowed us to expand the breath of our product field by introducing high-end investigative services, such due diligence and computer forensics, into our Risk Mitigation segment.

Consolidate Operations. We intend to continue our aggressive efforts to consolidate the operations brought together in the June 2003 mergers and the operations of businesses we have since acquired and will acquire. This includes efforts not only to capture synergies by eliminating personnel and systems duplication, but also to exploit cross-selling opportunities by providing a single platform on which First Advantage can offer its entire menu of services to current and prospective customers.

International Expansion. We intend to pursue opportunities to offer our services outside the United States. Given the risks that face businesses around the world, we believe that international markets provide a substantial opportunity for growth. We expect that by expanding our offerings to other countries we will also enhance our ability to compete in the United States for the business of global companies.

Employees

We employ over 1,700 people, most of which are located in the United States. Of this number, approximately 60 are employed in Bangalore, India.

Risk Factors

You should carefully consider each of the following risk factors and the other information contained in this Annual Report on Form 10-K. We face risks other than those listed here, including those that are unknown to us and others of which we may be aware but, at present, consider immaterial. Because of the following factors, as well as other variables affecting our operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

We are controlled by First American and as a result other stockholders have little or no influence over stockholders' decisions.

As a result of the June 5, 2003 mergers, First American owns 100% of our Class B common stock, which have ten votes per share compared to one vote per share of our Class A common stock. Consequently, First American has over 95% of the total voting power of First Advantage and, therefore, First American has the right to control the outcome of any matter submitted for the vote or consent of First Advantage's stockholders, unless a separate class vote is required under Delaware law. First American has the voting power to control the election of our board of directors and is able to cause an amendment of our certificate of incorporation or bylaws. First American also may be able to cause changes in the business without seeking the approval of any other party. These changes may not be beneficial to us or in the best interest of our other stockholders. For example, First American has the power to prevent, delay or cause a change in control and could take other actions that might be favorable to First American, but not necessarily to other stockholders. Similarly, subject to restrictions contained in the standstill agreement entered into as part of the June 5, 2003 mergers, First American has the voting power to exercise a controlling influence over our business and affairs and has the ability to make decisions concerning such things as:

- mergers or other business combinations;
- purchases or sales of assets;
- offerings of securities;
- indebtedness that we may incur; and
- payments of any dividends.

We cannot assure you that First American's ownership of our common stock or its relationship with us will not have a material adverse effect on our overall business strategy or on the market price of our Class A common stock.

Moreover, under Nasdaq corporate governance rules, if a single stockholder holds more than 50% of the voting power of a company, that company is considered a "controlled company." A controlled company is exempt from the Nasdaq rules requiring that a majority of the company's board of directors be independent directors and that the compensation and nomination committees be comprised solely of independent directors. First American owns more than 50% of the voting power of First Advantage and we may take advantage of such exemptions afforded to controlled companies.

We have very little operating history as an independent company.

Before June 5, 2003, we had no operating history as a separate public company. Due to this lack of operating history as a separate public company, there can be no assurance that our business strategy will be successful on a long-term basis. Several members of our management team have never operated a stand-alone public company.

Pursuant to a standstill agreement entered into between First American and First Advantage, a majority of our "disinterested directors" must approve most future transactions between First American and First Advantage.

We may need additional capital in order to finance operations or pursue acquisitions. Accordingly, we may have to obtain our own financing for operations and perform most of our own administrative functions. There can be no assurance that we will be able to develop successfully the financial and managerial resources and structure necessary to operate as an independent public company, or that our available financing and anticipated cash flow from operations will be sufficient to meet all of our cash requirements.

We are dependent on information suppliers. If we are unable to manage successfully our relationships with a number of these suppliers, the quality and availability of our services may be harmed.

We obtain some of the data used in our services from third party suppliers and government entities. If a number of suppliers are no longer able or are unwilling to provide us with certain data, we may need to find alternative sources. If we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our service offerings, we could experience service disruptions, increased costs and reduced quality of our services. Additionally, if one or more of our suppliers terminates our existing agreements, there is no assurance that we will obtain new agreements with third party suppliers on terms favorable to us, if at all. Loss of such access or the availability of data in the future due to increased governmental regulation or otherwise could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to increased regulation regarding the use of personal information.

Certain data and services we provide are subject to regulation by various federal, state and local regulatory authorities. Compliance with existing federal, state and local laws and regulations has not had a material adverse effect on our results of operations or financial condition to date. Nonetheless, federal, state and local laws and regulations in the United States designed to protect the public from the misuse of personal information in the marketplace and adverse publicity or potential litigation concerning the commercial use of such information may increasingly affect our operations and could result in substantial regulatory compliance expense, litigation expense and a loss of revenue.

We face significant security risks related to our electronic transmission of confidential information.

We rely on encryption and other technologies to provide system security to effect secure transmission of confidential or personal information. We may license these technologies from third parties. There is no assurance that our use of applications designed for data security, or that of third-party contractors will effectively counter evolving security risks. A security or privacy breach could:

- expose us to liability;
- increase our expenses relating to resolution of these breaches;
- deter customers from using our services; and
- deter suppliers from doing business with us.

Any inability to protect the security and privacy of our electronic transactions could have a material adverse effect on our business, financial condition or results of operations.

We could face liability based on the nature of our services and the content of the materials provided which may not be covered by insurance.

We may face potential liability from individuals, government agencies or businesses for defamation, invasion of privacy, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that appear or are used in our products or services. Insurance may not be available to cover claims of these types or may not be adequate to cover us for all risks to which we are exposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of our insurance coverage, could have a material adverse effect on our reputation, business and results of operations.

We may not be able to pursue our acquisition strategy.

We intend to grow through acquisitions. We may not be able to identify suitable acquisition candidates, obtain the capital necessary to pursue our acquisition strategy or complete acquisitions on satisfactory terms. A number of our competitors also have adopted the strategy of expanding and diversifying through acquisitions. We likely will experience competition in our effort to execute on our acquisition strategy, and we expect the level of competition to increase. As a result, we may be unable to continue to make acquisitions or may be forced to pay more for the companies we are able to acquire.

The integration of companies we acquire may be difficult and may result in a failure to realize some of the anticipated potential benefits of our acquisitions.

When companies are acquired, we may not be able to integrate or manage these businesses so as to produce returns that justify the investment. Any difficulty in successfully integrating or managing the operations of the businesses could have a material adverse effect on our business, financial condition, results of operations or liquidity, and could lead to a failure to realize any anticipated synergies. Our management also will be required to dedicate substantial time and effort to the integration of our acquisitions. These efforts could divert management's focus and resources from other strategic opportunities and operational matters.

We may not be able to realize the entire book value of goodwill from acquisitions.

As of December 31, 2004, we have approximately $306 million of goodwill. We have implemented the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which requires that existing goodwill not be amortized, but instead be assessed annually for impairment or sooner if circumstances indicate a possible impairment. We will monitor for impairment of goodwill on past and future acquisitions. In the event that the book value of goodwill is impaired, any such impairment would be charged to earnings in the period of impairment. There can be no assurances that future impairment of goodwill under SFAS No. 142 will not have a material adverse effect on our results of operations. The goodwill valuation is performed by an independent third party.

We currently do not plan to pay dividends.

We intend to retain future earnings, if any, that may be generated from operations to help finance the growth and development of its business. As a result, we do not anticipate paying dividends to stockholders for the foreseeable future.

Our business depends on technology that may become obsolete.

We use the US SEARCH DARWIN™ technology and other information technology to better serve our clients and reduce costs. These technologies likely will change and may become obsolete as new technologies develop. Our future success will depend upon our ability to remain current with the rapid changes in the technologies used in our business, to learn quickly to use new technologies as they emerge and to develop new technology-based solutions as appropriate. If we are unable to do this, we could be at a competitive disadvantage. Our competitors may gain exclusive access to improved technology, which also could put us at a competitive disadvantage. If we cannot adapt to these changes, our business may be materially adversely affected.

Our results of operations may be affected by the seasonality of our business.

Historically, we have seen a decrease in our volumes in certain segments of our business, in particular our enterprise screening segment, due to the holiday season and inclement weather that results in declines in hiring and apartment rental activity. Accordingly, there may be a decrease in earnings in the first and fourth quarter as compared to the second and third quarter.

First American could sell its controlling interest in us and therefore we could eventually be controlled by an unknown third party.

Subject to certain restrictions, First American could elect to sell all or a substantial or controlling portion of its equity interest in us to a third party without offering to our other stockholders the opportunity to participate in the transaction. If another party acquires First American's interest in us, that third party may be able to control us in the same manner that First American is able to control us. A sale to a third party also may adversely affect the market price of our Class A common stock because the change in control may result in a change in management decisions, business policy and our attractiveness to future investors.

Our Class A common stock will have minimal liquidity due to its small public float.

Although as of December 31, 2004 there were approximately 23 million total shares of First Advantage common stock outstanding, approximately 69% are owned by First American and approximately 9% are held of record by Pequot Private Equity Fund II, L.P. Currently only approximately 22% of our issued and outstanding shares are freely transferable without restriction under the Securities Act. Accordingly, only a small number of shares of First Advantage actually trade – between January 1, 2004 and December 31, 2004 the average daily trading volume of our Class A common stock was approximately 24,000 shares per day. Consequently, our stockholders may have difficulty selling shares of our Class A common stock.

Significant stockholders may sell shares of our common stock which may cause our share price to fall.

Subject to certain restrictions, First American may at any time convert each of its shares of our Class B common stock into a share of Class A common stock. First American or Pequot may transfer shares of our common stock in a privately-negotiated transaction or to affiliates or shareholders. Any transfers, sales or distributions by First American or Pequot of a substantial amount of our Class A common stock in the marketplace, or to shareholders, or the market perception that these transfers, sales or distributions could occur, could adversely affect the prevailing market prices for our Class A common stock.

We cannot assure that our stock price will not fall.

The market price of our Class A common stock could be subject to significant fluctuations. Among the factors that could affect our stock price are:

- quarterly variations in our operating results;
- changes in revenue or earnings estimates or publication of research reports by analysts;
- failure to meet analysts' revenue or earnings estimates;
- speculation in the press or investment community;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- actions by institutional stockholders;
- general market conditions;
- domestic and international economic factors unrelated to our performance; and
- changes in internal controls over financial reporting.

Our capital raising efforts may dilute stockholders interests.

If we raise additional capital by issuing equity securities, the issuance will result in ownership dilution to our existing shareholders. The extent of the dilution will vary based upon the amount of capital raised.

Conflict of interest may arise because certain of our directors and officers are also directors and officers of First American.

Certain persons associated with the Company have a continuing relationship with First American. Parker Kennedy, Chairman of the Board of First Advantage, also serves as Chief Executive Officer and a Director of

First American. David Chatham, Director of First Advantage, also serves as a Director of First American. As such, they may have great influence on our business decisions. These persons, currently associated with First American, were asked to serve as directors and/or officers of First Advantage because of their knowledge of and experience with our business and its operations. Both individuals own stock and options to acquire stock of First American.

These affiliations with both First American and First Advantage could create, or appear to create, potential conflicts of interest when these directors and executive officers are faced with decisions that could have different implications for First American and First Advantage.

We are a party to a stockholders agreement which may impact corporate governance.

First Advantage, First American and Pequot have entered into a stockholders agreement pursuant to which First American has agreed to vote as many of its shares in First Advantage as is necessary to ensure that our board of directors has no more than ten members and that a representative of Pequot that meets certain requirements is elected a director of First Advantage or, at Pequot's request, a board observer of First Advantage. Pequot's right to designate a board member or observer will continue until such time as Pequot and its affiliates' collective ownership of First Advantage stock is less than 75% of the holdings Pequot received in the June 5, 2003 mergers. As a result of this arrangement and First American's dominant ownership position in First Advantage, holders of First Advantage Class A common stock (other than Pequot) will have little or no ability to cause a director selected by such holders to be appointed to our board of directors and, consequently, little or no ability to influence the direction or management of First Advantage.

We may become subject to significant legal proceedings or other adverse claims.

We are subject from time to time to litigation and claims, both asserted and unasserted, incidental to our businesses, some of which may be substantial. For example, those claims may include, but are not limited to, damages asserted by consumers who are screened as part of our business, regulatory agencies, customers, third parties, and various other matters that may arise in the normal course of our business. Final resolution of these matters in the future may impact our results of operations or cash flows.

Available Information

We maintain a website, www.fadv.com, which includes financial and other information for investors. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available through the investor relations page of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Our website and the information contained therein or connected thereto are not intended to be incorporated into this annual report on Form 10-K, or any other filing with the Securities and Exchange Commission unless we expressly incorporate such materials.

Item 2. Properties

Our principal executive offices are located in approximately 21,000 square feet of leased office space in St. Petersburg, Florida. The lease expires on November 30, 2006. Current monthly rent is approximately $37,000. First Advantage, through its subsidiaries, maintains 42 other offices in North America and an office in Bangalore, India. These offices, all of which are leased, comprise a total of approximately 298,000 square feet of space.

On January 17, 2005, the Company entered into a lease agreement with 100 Carillon, LLC for approximately 74,000 square feet of office space in St. Petersburg, Florida. This office space will serve as the Company's new corporate headquarters. The Company's Florida based employment background screening group and investigative services group will also reside in this new office space. The lease commences in April 2005 and terminates One Hundred Fifty-Six (156) months from the commencement date.

Item 3. Legal Proceedings

First Advantage's subsidiaries are involved in litigation from time to time in the ordinary course of their businesses. We do not believe that the outcome of any pending or threatened litigation involving these entities will have a material adverse effect on our financial position or operating results.

A subsidiary of the Company is a defendant in a class action lawsuit that is pending in federal court in New York. The plaintiffs allege that our subsidiary, directly and through its agents, violated the Fair Credit Reporting Act, New York's Fair Credit Reporting Act and New York's Deceptive Practices Act by failing to use reasonable procedures to ensure the maximum possible accuracy when issuing tenant reports. The action seeks injunctive and declaratory relief, compensatory, punitive and statutory damages, plus attorneys' fees and costs. The Company does not believe that the ultimate resolution of this action will have a material adverse affect on its financial condition or results of operations.

Two subsidiaries are defendants in separate class action lawsuits that are pending in state court in California. The plaintiffs in both cases allege that our subsidiaries, directly and through their agents, violated the California Consumer Credit Reporting Agencies Act and California Business and Professions Code by failing to use reasonable procedures to ensure the maximum possible accuracy when issuing tenant reports. The actions seek injunctive relief, an accounting, restitution, statutory damages, interest, punitive damages and attorneys' fees and costs. The Company does not believe that the ultimate resolution of these actions will have a material adverse affect on its financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the quarter ended December 31, 2004.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholders Matters and Issuer Purchases of Equity Securities.

Class A Common Stock Market Prices and Dividends

Our Class A common stock is quoted on the Nasdaq National Market under the symbol "FADV". Our Class A common stock commenced trading on June 6, 2003. The following table sets forth, for the periods indicated, the high and low sale prices of our Class A common stock as reported on the Nasdaq National Market.

	2004		2003	
	High	Low	High	Low
Quarter ended March 30,	$19.90	$13.85	N/A	N/A
Quarter ended June 30,	$22.25	$16.47	$40.00	$16.39
Quarter ended September 30,	$18.97	$14.99	$19.50	$14.06
Quarter ended December 31,	$20.90	$15.50	$20.65	$14.71

The approximate number of record holders of Class A common stock on January 31, 2005 was 50.

Our Class B common stock is not listed or quoted on any exchange or quotation system. The First American Corporation owns all of our outstanding Class B common stock.

We have not paid any dividends on either our Class A common stock or our Class B common stock and we do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings for use in the operation and expansion of our business.

	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plan approved by security holders (1)	2,163,639	$18.69	829,437
Equity compensation plan not approved by security holders (2)	295,893	$28.33	
Warrants not approved by security holders (2)	316,339	$22.83	

(1) Consists of the 2003 First Advantage Incentive Compensation Plan. See Note 13 to the Company's Notes to Consolidated Financial Statements for additional information.

(2) Consists of shares relating to all outstanding options and warrants assumed by the Company in connection with the merger with US SEARCH.com Inc. See Note 13 to the Company's Notes to Consolidated Financial Statements for additional information.

Recent Sales of Unregistered Securities

In connection with the June 5, 2003 merger of the Company with the Screening Technologies division of The First American Corporation and with US SEARCH.com Inc. we issued 16,027,285 shares of our Class B common stock to First American. We issued these shares to First American in exchange for all of the equity of the companies comprising the Screening Technologies division of First American and certain other covenants of First American.

Each share of Class B common stock is convertible into a single share of Class A common stock at the election of First American, at such time as First American and its affiliates collectively own less than 28% of the total issued and outstanding shares of our capital stock or upon transfer of any shares of Class B common stock to a person other than First American or an affiliate of First American (excluding distributions by First American to its shareholders in a tax-free "spinoff" under Section 355(a) of the Internal Revenue Code of 1986, as amended, and any subsequent transfers of such shares).

In issuing these shares we relied on exemptions from registration under Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated pursuant to the Securities Act of 1933. We believed the issuance to be exempt from registration because First American, as a corporation with total assets in excess of $5,000,000, was an accredited investor and the transaction otherwise met the requirements for exemption from registration.

There were no shares purchased, since inception of the Company, as part of a repurchase plan or program.

Item 6. Selected Financial Data

The Company's operating results for the years ended December 31, 2004 and 2003 include results of operations for the acquired entities from their respective dates of acquisition. The FAST division's operating results for the years ended December 31, 2002, 2001, and 2000 include the combined results for companies acquired in those years from their respective acquisition dates.

The Company's operating results for the year ended December 31, 2003, include results for the FAST division from January 2003 and the results for US SEARCH.com from June 2003. The Company's operating results for the years ended December 31, 2002, 2001 and 2000 include results for the FAST division only.

Certain amounts for the years ended December 31, 2003, 2002, 2001 and 2000 have been reclassified to conform with the 2004 presentation.

This selected financial data has been derived from the audited consolidated financial statements of the Company for the years ended December 31, 2004 and 2003, and the combined financial statements of the FAST division for the three years ended December 31, 2002. The combined financial statements for the FAST division for the years ended December 31, 2001 and 2000 are not included in this document. This information is only a summary and should be read in conjunction with the audited financial statements and accompanying notes included in Item 8 "Financial Statements and Supplementary Data".

	For the year ended December 31,				
	2004	2003	2002	2001	2000
Income Statement Data:					
Service revenue	221,938,000	134,910,000	73,040,000	45,832,000	35,230,000
Reimbursed government fee revenue	44,599,000	31,585,000	27,885,000	3,335,000	3,352,000
Total revenue	266,537,000	166,495,000	100,925,000	49,167,000	38,582,000
Cost of service revenue	60,884,000	38,154,000	17,534,000	11,280,000	7,776,000
Government fees paid	44,599,000	31,585,000	27,885,000	3,335,000	3,352,000
Total cost of service	105,483,000	69,739,000	45,419,000	14,615,000	11,128,000
Gross margin	161,054,000	96,756,000	55,506,000	34,552,000	27,454,000
Operating expenses	140,374,000	90,055,000	51,005,000	35,008,000	26,856,000
Impairment loss	—	1,739,000	—	—	—
Income (loss) from operations	20,680,000	4,962,000	4,501,000	(456,000)	598,000
Other (expense) income:					
Interest expense	(2,267,000)	(154,000)	(229,000)	(241,000)	(313,000)
Interest income	30,000	41,000	59,000	59,000	32,000
Total other (expense), net	(2,237,000)	(113,000)	(170,000)	(182,000)	(281,000)
Income (loss) before income taxes	18,443,000	4,849,000	4,331,000	(638,000)	317,000
Provision (benefit) for income taxes	7,762,000	2,046,000	1,629,000	(59,000)	266,000
Net income (loss)	$ 10,681,000	$ 2,803,000	$ 2,702,000	$ (579,000)	$ 51,000
Balance Sheet Data:					
Total assets	$431,353,000	$283,900,000	$164,008,000	$62,284,000	$26,628,000
Long-term debt	$ 85,910,000	$ 13,473,000	$ 651,000	$ 1,159,000	$ 2,261,000
Stockholders' equity	$290,171,000	$240,336,000	$145,903,000	$53,075,000	$18,491,000
Per Share Information:					
Net income					
Basic	$ 0.49	$ 0.14	N/A	N/A	N/A
Diluted	$ 0.48	$ 0.14	N/A	N/A	N/A
Weighted average shares outstanding					
Basic	21,906,507	20,260,854	N/A	N/A	N/A
Diluted	22,230,642	20,397,587	N/A	N/A	N/A
Stockholders' Equity	$ 12.48	$ 11.50	N/A	N/A	N/A
Total shares outstanding at December 31,	23,254,087	20,893,648	N/A	N/A	N/A

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

First Advantage Corporation (NASDAQ: FADV) ("First Advantage" or the "Company") was created by the June 5, 2003 merger of The First American Corporation's Screening Technologies ("FAST") division with US SEARCH.com Inc. ("US SEARCH"). First Advantage provides global risk mitigation and screening services to enterprise and consumer customers. The Company operates in three primary business segments: Enterprise Screening, Risk Mitigation and Consumer Direct. First Advantage is headquartered in St. Petersburg, Florida, and has more than 1,700 employees in offices throughout North America and in Bangalore, India.

The Enterprise Screening segment includes employment background screening, occupational health services, resident screening services and tax incentive services. The Enterprise Screening segment serves over 35,000 customers, including six of the ten largest multifamily property management companies in the United States and approximately a quarter of the Fortune 1000 companies. Products and services relating to employment background screening include criminal records searches, employment verification, education verification, social security number verification and credit reporting. Occupational health services include drug-free workplace programs, physical examinations and employee assistance programs. Tax incentive services include services related to the administration of employment-based and location-based tax credit and incentive programs, sales and use tax programs and fleet asset management programs. Resident screening services include criminal background and eviction records, credit reporting, employment verification and lease performance and payment histories. Other products and services offered by this division include renters' insurance, property performance analytics and property management software. The Company has a proprietary database of 34 million landlord-tenant records that include eviction court records, rental histories, payment trends and landlord contributed data.

The Risk Mitigation segment includes motor vehicle records, transportation credit services and investigations. Products and services offered by the Risk Mitigation segment include driver history reports, vehicle registration, credit reports on cargo shippers and brokers, surveillance services, field interviews, computer forensics, electronic discovery, due diligence reports and other high level investigations. These services are provided to approximately 11,000 enterprise customers nationwide, including insurance agents, carriers, claims adjusters and risk managers, trucking companies, law firms and financial institutions.

The Consumer Direct segment provides consumers with a single, comprehensive access point to a broad range of public information to assist them in locating, verifying and screening people. Consumer Direct segment customers can obtain addresses, aliases, listed phone numbers, property ownership, court records and other public data through the US SEARCH Web site.

First Advantage intends to continue its efforts to consolidate the operations brought together in the June 2003 mergers and the operations of businesses since acquired. First Advantage also intends to continue pursuing acquisitions of businesses that will enable the Company to enter new markets as well as increase existing market share. First Advantage also expects to pursue acquisition opportunities, which will enable the Company to enter into related product fields.

First Advantage generates revenue in the form of fees from reports created from searches performed and services provided. First Advantage generally enters into agreements with customers that provide for a fixed fee per report or for services provided. For purposes of analyzing operating results, gross margin and operating costs are compared to service revenues, excluding reimbursed government fee revenue. Elimination of inter-segment revenue is included in corporate.

Cost of sales includes fees paid to vendors or agencies for data procurement, specimen collection, laboratory testing, and investigators' compensation, benefits and travel expenses.

First Advantage's operating expenses consist primarily of compensation and benefits costs for employees, occupancy and related costs, other selling, general and administrative expenses associated with operating its business, depreciation of property and equipment and amortization of intangible assets. First Advantage's expenses are likely to increase with increasing revenue levels.

Critical Accounting Policies and Estimates

First Advantage's discussion and analysis of financial condition and results of operations is based upon its audited consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The Company's operating results for the year ended December 31, 2004, 2003 and 2002 include results for the acquired entities from their respective dates of acquisition. The Company's operating results for the year ended December 31, 2003, include results for the FAST division from January 2003 and the results for US SEARCH.com from June 2003. The Company's operating results for the year ended December 31, 2002 include results for the FAST division only.

First Advantage believes the following are the more critical accounting policies that impact its financial statements, some of which are based on management's best estimates available at the time of preparation. Other accounting policies also have a significant effect on First Advantage's consolidated financial statements, and some of these policies also require the use of estimates and assumptions. Although First Advantage believes that its estimates and assumptions are reasonable, actual results may differ.

Revenue Recognition

Revenue is recognized at the time of delivery of the reports, as First Advantage has no ongoing obligation after delivery. Revenue from investigative services is recognized as services are performed. In accordance with generally accepted accounting principles, the Company includes reimbursed government fees in revenue and in cost of service.

Allowance for Uncollectible Receivables

The allowance for all probable uncollectible receivables is based on a combination of historical data, cash payment trends, specific customer issues, write-off trends, general economic conditions and other factors. These factors are continuously monitored by management to arrive at an estimate for the amount of accounts receivable that may ultimately be uncollectible. In circumstances where First Advantage is aware of a specific customer's inability to meet its financial obligations, First Advantage records a specific allowance for bad debts against amounts due to reduce the net recognized receivable to the amount it reasonably believes will be collected. This analysis requires making significant estimates, and changes in facts and circumstances could result in material changes in the allowance for uncollectible receivables.

Capitalized Software Development Costs

First Advantage capitalizes costs associated with developing software for internal use, which costs primarily include salaries of developers. Direct costs incurred in the development of software are capitalized once the preliminary project stage is completed, management has committed to funding the project and completion and use of the software for its intended purpose are probable. First Advantage ceases capitalization of development costs once the software has been substantially completed at date of conversion and is ready for its intended use.

Database Development Costs

Database development costs represent expenditures associated with First Advantage's databases of information for customer usage. The costs are capitalized from the time technological feasibility is established until the information is ready for use.

Impairment of Intangible and Long-Lived Assets

First Advantage carries intangible and long-lived assets at cost less accumulated amortization (where applicable). Accounting standards require that assets be written down if they become impaired. Intangible and long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is not recoverable. At such time that an impairment in value of an intangible or long-lived asset is identified; the impairment will be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Fair value is determined by employing an expected present value technique, which utilizes multiple cash flow scenarios that reflect the range of possible outcomes and an appropriate discount rate. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company completed a goodwill impairment test, for the year ending December 31, 2004, for all reporting units. A valuation date of September 30, 2004 was used for this impairment test and was performed by a third party. The test determined that each reporting unit had a fair value in excess of carrying value, therefore, no goodwill impairment was recorded.

Purchase Accounting

First Advantage completed nine acquisitions in 2003. The Company has acquired 14 additional businesses in 2004. The purchase method of accounting requires companies to assign values to assets and liabilities acquired based upon their fair values. In most instances, there is not a readily defined or listed market price for individual assets and liabilities acquired in connection with a business, including intangible assets. The determination of fair value for assets and liabilities in many instances requires a high degree of estimation. The valuation of intangibles assets, in particular, is very subjective. First Advantage generally uses internal cash flow models and, in certain instances, third party valuations in estimating fair values. The use of different valuation techniques and assumptions can change the amounts and useful lives assigned to the assets and liabilities acquired, including goodwill and other intangible assets and related amortization expense. Amounts allocated to certain assets and liabilities as of December 31, 2004 are based on preliminary estimates of fair value and may be revised in 2005. The Company does not anticipate that revisions to the amounts allocated to acquired assets and liabilities, if any, will be significant to the Company's financial statements.

Stock Based Compensation

In December 2004, the FASB issued SFAS No. 123R (Revised 2004), "Share-Based Payment." SFAS No. 123R is a revision of FASB Statement 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees" and its related implementation guidance. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company will adopt the standard in the third quarter of fiscal year 2005. The Company has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

The following is a summary of the operating results by the Company's business segments for the three years ended December 31, 2004.

	Enterprise Screening	Risk Mitigation	Consumer Direct	Corporate and Eliminations	Total
2004					
Service revenue	$170,095,000	$41,419,000	$12,874,000	$(2,450,000)	$221,938,000
Reimbursed government fee revenue	10,147,000	34,452,000	—	—	44,599,000
Total revenue	180,242,000	75,871,000	12,874,000	(2,450,000)	266,537,000
Cost of service revenue	47,071,000	15,318,000	945,000	(2,450,000)	60,884,000
Government fees paid	10,146,000	34,453,000	—	—	44,599,000
Total cost of service	57,217,000	49,771,000	945,000	(2,450,000)	105,483,000
Gross margin	123,025,000	26,100,000	11,929,000	—	161,054,000
Salaries and benefits	59,826,000	11,476,000	2,477,000	8,125,000	81,904,000
Other operating expenses	31,762,000	5,019,000	7,403,000	1,744,000	45,928,000
Depreciation and amortization	8,109,000	2,166,000	2,187,000	80,000	12,542,000
Income (loss) from operations	23,328,000	7,439,000	(138,000)	(9,949,000)	20,680,000
Gross margin percentage	72.3%	63.0%	92.7%	N/A	72.6%

	Enterprise Screening	Risk Mitigation	Consumer Direct	Corporate and Eliminations	Total
2003					
Service revenue	$107,580,000	$18,285,000	$10,525,000	$(1,480,000)	$134,910,000
Reimbursed government fee revenue	4,384,000	27,201,000	—	—	31,585,000
Total revenue	111,964,000	45,486,000	10,525,000	(1,480,000)	166,495,000
Cost of service revenue	33,976,000	4,537,000	1,121,000	(1,480,000)	38,154,000
Government fees paid	4,384,000	27,201,000	—	—	31,585,000
Total cost of service	38,360,000	31,738,000	1,121,000	(1,480,000)	69,739,000
Gross margin	73,604,000	13,748,000	9,404,000	—	96,756,000
Salaries and benefits	40,191,000	4,976,000	3,031,000	2,980,000	51,178,000
Other operating expenses	20,515,000	2,211,000	5,006,000	2,717,000	30,449,000
Depreciation and amortization	6,269,000	860,000	1,292,000	7,000	8,428,000
Impairment loss	1,739,000	—	—	—	1,739,000
Income (loss) from operations	4,890,000	5,701,000	75,000	(5,704,000)	4,962,000
Gross margin percentage	68.4%	75.2%	89.3%	N/A	71.7%

	Enterprise Screening	Risk Mitigation	Consumer Direct	Corporate and Eliminations	Total
2002					
Service revenue	$ 63,310,000	$10,570,000	$ —	$ (840,000)	$ 73,040,000
Reimbursed government fee revenue	3,464,000	24,421,000	—	—	27,885,000
Total revenue	66,774,000	34,991,000	—	(840,000)	100,925,000
Cost of service revenue	17,875,000	499,000	—	(840,000)	17,534,000
Government fees paid	3,464,000	24,421,000	—	—	27,885,000
Total cost of service	21,339,000	24,920,000	—	(840,000)	45,419,000
Gross margin	45,435,000	10,071,000	—	—	55,506,000
Salaries and benefits	28,851,000	3,012,000	—	—	31,863,000
Other operating expenses	13,554,000	1,492,000	—	—	15,046,000
Depreciation and amortization	3,497,000	599,000	—	—	4,096,000
Income (loss) from operations	(467,000)	4,968,000	—	—	4,501,000
Gross margin percentage	71.8%	95.3%	N/A	N/A	76.0%

Enterprise Screening Segment

2004 Compared to 2003

Total service revenue was $170.1 million in 2004, an increase of $62.5 million compared to 2003 service revenue of $107.6 million. Acquisitions accounted for approximately $53.3 million of the revenue increase. Seven businesses were acquired in the second half of 2003 and eight businesses were acquired in 2004. The organic revenue growth for existing businesses was $9.2 million, representing a 9.7% increase. The growth rate of 9.7%, excluding acquisitions, is due to expanded market share and an increase in products and services. The tax incentive service businesses significantly contributed to the increase in revenue due to the acquisitions in this line of business and the passing of legislation in October 2004 that renewed the Worker's Opportunity Tax Credits and Welfare to Work Credits.

The gross margin percentage of service revenue increased from 68.4% to 72.3% due to improving margins in the employment screening businesses as a result of volume purchasing discounts and generally higher gross margins on tax incentive service business revenue.

Salaries and benefits increased by $19.6 million, primarily due to acquisitions. Salaries and benefits were 35.2% of service revenue in 2004 compared to 37.4% of service revenue in 2003. The percentage decrease reflects continued efforts to achieve economies of scale and synergies with the consolidations of the acquired businesses.

Other operating expenses increased by $11.2 million and were 18.7% of service revenue in 2004 compared to 19.1% in 2003. The dollar increase is primarily related to the acquisitions. The decrease, as a percent of revenue, was partially due to reduction in costs related to space commitments for operations, expenses on a per employee basis and insurance costs.

Depreciation and amortization increased by $1.8 million. Depreciation and amortization was 4.8% of service revenue in 2004 compared to 5.8% in 2003. Intangible assets increased during 2004 due to acquisitions. A one-time impairment charge of $1.7 million was recorded in 2003 for capitalized software.

Income from operations was $23.3 million in 2004, compared to income from operations of $4.9 million in 2003. The increase in income from operations was the result of continued operating efficiencies derived from the consolidation of businesses and cross sell efforts within the organizations.

2003 Compared to 2002

Total service revenue was $107.6 million in 2003, an increase of $44.3 million compared to 2002 service revenue of $63.3 million. Acquisitions accounted for approximately $40.2 million of the revenue increase. Two businesses were acquired in late 2002 and seven businesses in 2003. Revenue increased by $4.1 million, or 6.5%, at businesses owned in 2002. The growth rate of 6.5%, excluding acquisitions, is due to expanded market share and an increase in products and services.

The gross margin percentage of service revenue decreased from 71.8% to 68.4% due to a generally lower gross margin on drug screening revenue and generally higher gross margin on resident screening.

Salaries and benefits increased by $11.3 million. Salaries and benefits were 37.4% of service revenue in 2003 compared to 45.6% of service revenue in 2002. This decrease reflected economies achieved in 2003 by consolidating certain operations and leveraging databases.

Other operating expenses increased by $7.0 million and were 19.1% of service revenue in 2003 compared to 21.4% in 2002. This decrease, as a percent of revenue, was the result of economies achieved in 2003 by consolidating certain operations that enabled greater utilization of existing facilities and economies in telecommunication and shipping costs.

Depreciation and amortization increased by $2.8 million. Depreciation and amortization was 5.8% of service revenue in 2003 compared to 5.5% in 2002. Intangible assets increased in 2003 due to acquisitions made in the fourth quarter of 2002 and during 2003.

An impairment charge of $1.7 million was recorded in 2003 for capitalized software in connection with the integration of operations.

Income from operations was $4.9 million in 2003, compared to an operating loss of $.5 million in 2002. The increase in income from operations was the result of increased revenue, primarily from acquisitions. Operating costs as a percent of revenue declined due to consolidation of businesses and leveraging of databases.

Risk Mitigation Segment

2004 Compared to 2003

Total service revenue was $41.4 million in 2004, an increase of $23.1 million compared to 2003 service revenue of $18.3 million. In 2004, five businesses were acquired in this segment, which expanded the revenue base and mix of products and services.

The gross margin percentage of service revenue decreased from 75.2% to 63.0% primarily due to the acquisition of the investigative service businesses, which generate margin levels lower than the motor vehicle records operations of this segment and the effect of the increased government fees treated as pass-through costs.

Salaries and benefits increased by $6.5 million. Salaries and benefits were 27.7% of service revenue in 2004 compared to 27.2% in 2003. The percentage increase is primarily due to the acquisitions in 2004.

Other operating expenses increased by $2.8 million, but consistent with 2003, represented 12.1% of service revenue in 2004 and 2003.

Depreciation and amortization increased by $1.3 million due to an increase in amortization of intangible assets as a result of the acquisitions.

Income from operations was $7.4 million in 2004 compared to $5.7 million in 2003.

2003 Compared to 2002

Total service revenue was $18.3 million in 2003, an increase of $7.7 million compared to 2002 service revenue of $10.6 million. In September 2003, the Company acquired an investigative service business, which accounts for substantially all of the increase in service revenue.

The gross margin percentage of service revenue decreased from 95.3% to 75.2% primarily due to the acquisition of the investigative service business, which generates margin levels lower than the motor vehicle records operations of this segment.

Salaries and benefits increased by $2 million. Salaries and benefits were 27.2% of service revenue in 2003 compared to 28.5% in 2002. The percentage decrease is primarily due to the acquisition in 2003.

Other operating expenses increased by $.7 million. Other operating expenses were 12.1% of service revenue in 2003 compared to 14.1% in 2002. The change is primarily due to the acquisition in 2003.

Depreciation and amortization increased by $.3 million due to an increase in amortization of intangible assets as a result of the acquisition.

Income from operations was $5.7 million in 2003 compared to $5 million in 2002. Operating income from existing businesses increased by $.2 million.

an increase in depreciation and amortization, and an impairment charge totaling $6.1 million, offset by a net cash outflow of $9.9 million due to changes in operating assets and liabilities compared to 2002. The primary changes in operating assets and liabilities were mainly due to reductions in accounts payable, accrued liabilities and income taxes offset by an increase in accrued compensation and other liabilities.

Cash used in investing activities was $63.0 million, $13.0 million, and $4.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. In 2004, cash in the amount of $58.5 million was used for acquisitions. Purchases of property and equipment were $6.8 million in 2004 compared to $1.9 million in 2003 and $3.3 million in 2002. Database development costs were $1.5 million in 2004 compared to $2.2 million in 2003 and $2.8 million in 2002.

Cash provided by financing activities was $40.9 million, $10.3 million, and $4.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. In 2004, proceeds from bank financing were $72.0 million. Repayment of debt was $34.8 million in 2004, $4.3 million in 2003, and $1.2 million in 2002. Prior to the June 2003 merger with US SEARCH, cash contributions from First American were $5.3 million in 2003, and $5.7 million in 2002.

First Advantage also leases certain office facilities, automobiles and equipment under operating leases, which, for the most part, are renewable. The majority of these leases also provide that First Advantage will pay insurance and applicable taxes.

On January 17, 2005, the Company entered into a thirteen-year facilities lease agreement with 100 Carillon, LLC for approximately 74,000 square feet of office space in St. Petersburg, Florida. This office space will serve as the Company's new corporate headquarters. The Company's Florida based employment background screening group and investigative services group will also reside in this new office space. Aggregate minimum lease payments are $22.8 million over the term of the lease, which commences on April 1, 2005. The monthly lease payment will be prorated based on partial occupancy until August 1, 2005.

On March 18, 2004, the Company entered into a three year $25 million uncollateralized revolving line of credit with a bank (the "Line of Credit"). The Line of Credit is guaranteed by First American. The Line of Credit bears interest at a rate equal to the 30-day LIBOR Rate plus an applicable margin ranging from 1.29% per annum to 2.29% per annum. Accrued interest is payable monthly. There was $25 million outstanding as of December 31, 2004.

On July 31, 2003, the Company entered into a $15 million loan agreement (the "Note") with a bank (the "Loan Agreement"). On September 7, 2004, the Loan Agreement was amended whereby the Company's available borrowings thereunder were increased from $15 million to $20 million. The Note matures July 31, 2006. The outstanding principal balance under the related Note cannot exceed the lesser of $20 million or 80% of eligible accounts receivable, as defined in the Loan Agreement. The Note bears interest at the 30-day LIBOR rate plus an applicable margin ranging from 1.25% per annum to 2.5% per annum. The Loan Agreement provides that the Company must adhere to certain financial covenants. One of the financial covenants requires the maintenance of a "Funded Debt to EBITDA" ratio not to exceed 2.5 to 1.0. Funded Debt is defined as all outstanding liabilities for borrowed money and other interest bearing liabilities less the non-current portion of subordinated liabilities. EBITDA, as defined in the Loan Agreement, means net income less income or plus losses from discontinued operations and extraordinary items, plus all of the following: income taxes, interest expense, depreciation, amortization, depletion and other non-cash charges. A second financial covenant requires that the Company maintain a "Debt Service Coverage Ratio", as defined in the Loan Agreement, of at least 1.5 to 1. At December 31, 2004, the Company was in compliance with the financial covenants of the Loan Agreement.

In July 2003, First Advantage entered into a Promissory Note with The First American Corporation. The loan evidenced by the Promissory Note is a $10 million uncollateralized revolving loan with interest payable monthly. The principal balance of the Promissory Note is payable on July 31, 2006. The Promissory Note is subordinated to the $20 million bank debt and bears interest at the rate payable under the $20 million bank debt plus 0.5% per annum. There was $10 million outstanding at December 31, 2004.

On April 27, 2004, the Company entered into a Promissory Note with First American. The loan evidenced by the Promissory Note is a $20 million unsecured revolving loan, with interest payable monthly. The principal balance of the Promissory Note is due on July 31, 2006. The Promissory Note is subordinated to the bank Loan Agreement and Line of Credit and bears interest at the rate payable under the $20 million bank Loan Agreement plus 0.5% per annum. There was $12.5 million outstanding as of December 31, 2004.

At December 31, 2004 the Company had unused lines of credit of $15.0 million.

First Advantage filed a Registration Statement with the Securities and Exchange Commission for the issuance of up to 4,000,000 shares of our Class A common stock, par value $.001 per share, from time to time as full or partial consideration for the acquisition of businesses, assets or securities of other business entities. The Registration Statement was declared effective on July 14, 2003. A total of 2,225,704 of the 4,000,000 shares were issued for acquisitions as of December 31, 2004.

In 2004 and 2003, First Advantage sought to acquire other businesses as part of its growth strategy. The Company will continue to evaluate acquisitions in order to achieve economies of scale, expand market share and enter new markets. The extent of future acquisitions, however, is dependent upon the availability of capital and liquidity to fund such acquisitions.

While uncertainties within the Company's industry exist, management is not aware of any trends or events likely to have a material adverse effect on liquidity or the accompanying financial statements. The Company believes that, based on current levels of operations and anticipated growth, the Company's cash flow from operations, together with available sources of liquidity, will be sufficient to fund operations, anticipated capital expenditures, make required payments of principal and interest on debt, and satisfy other long-term contractual commitments. However, any material adverse change in our operating results from our business plan, or acceleration of existing debt obligations or in the amount of investment in acquisitions, technology or products could require the Company to seek other funding alternatives including raising additional capital.

The following is a schedule of long-term contractual commitments (as of December 31, 2004) over the periods in which they are expected to be paid.

	2005	2006	2007	2008	2009	Thereafter	Total
Advertising commitments	$ 24,000	$ 24,000	$ —	$ —	$ —	$ —	$ 48,000
Minimum contract purchase commitments	681,000	429,000	461,000	490,000	520,000	—	2,581,000
Operating leases	7,523,000	6,369,000	4,685,000	3,343,000	3,069,000	7,466,000	32,455,000
Long-term debt	19,859,000	50,025,000	30,885,000	5,000,000	—	—	105,769,000
Capital leases	11,000	—	—	—	—	—	11,000
Total	$28,098,000	$56,847,000	$36,031,000	$8,833,000	$3,589,000	$7,466,000	$140,864,000

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company considered the provision of Financial Reporting Release No. 48 "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent In Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments." The Company had no holdings of derivative financial instruments at December 31, 2004 and our total liabilities as of December 31, 2004 consist primarily of notes payable, accounts payable and accrued liabilities. Although the Company has operations in certain foreign countries, these operations, in the aggregate, are not material to the Company's financial condition or results of operations.

The Company's fixed rate debt consists primarily of uncollateralized term notes. In addition, the Company has $60 million of variable rate debt outstanding. A 1% increase in interest rates, due to increased rates nationwide, would result in $600,000 additional annual interest payments which could be significant to the Company. The table below provides information about certain liabilities that are sensitive to changes in interest rates and presents cash flows and the related weighted average interest rates by expected maturity dates.

	2005	2006	2007	2008	Total	Fair Market Value
Long Term Debt						
Fixed Rate	$19,870,000	$15,025,000	$ 5,885,000	$5,000,000	$ 45,780,000	$ 45,462,000
Average Interest Rate	4.14%	4.61%	4.76%	5.00%	4.47%	
Variable Rate	$ —	$35,000,000	$25,000,000	$ —	$ 60,000,000	$ 60,000,000
Average Interest Rate		3.99%	3.67%		3.86%	
Total	$19,870,000	$50,025,000	$30,885,000	$5,000,000	$105,780,000	$105,462,000

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders of First Advantage Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of First Advantage Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida
March 9, 2005

First Advantage Corporation

Consolidated Balance Sheets

	December 31, 2004	December 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 7,637,000	$ 5,637,000
Accounts receivable (less allowance for doubtful accounts of $1,782,000 and $1,327,000 in 2004 and 2003, respectively)	43,124,000	23,672,000
Income taxes receivable	—	1,282,000
Prepaid expenses and other current assets	2,141,000	2,512,000
Total current assets	52,902,000	33,103,000
Property and equipment, net	22,049,000	19,719,000
Goodwill	305,539,000	204,710,000
Intangible assets, net	40,987,000	18,528,000
Database development costs, net	8,257,000	7,162,000
Other assets	1,619,000	678,000
Total assets	$431,353,000	$283,900,000
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 10,190,000	$ 4,211,000
Accrued compensation	9,922,000	9,373,000
Accrued liabilities	9,113,000	6,327,000
Due to affiliates	161,000	992,000
Income taxes payable	4,381,000	—
Current portion of long-term debt and capital leases	19,870,000	7,231,000
Total current liabilities	53,637,000	28,134,000
Long-term debt and capital leases, net of current portion	85,910,000	13,473,000
Other liabilities	1,635,000	1,957,000
Total liabilities	141,182,000	43,564,000
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.001 par value; 1,000,000 shares authorized, no shares issued or outstanding	—	—
Class A common stock, $.001 par value; 75,000,000 shares authorized; 7,226,801 and 4,866,362 shares issued and outstanding as of December 31, 2004 and December 31, 2003, respectively	7,000	5,000
Class B common stock, $.001 par value; 25,000,000 shares authorized; 16,027,286 shares issued and outstanding as of December 31, 2004 and 2003	16,000	16,000
Additional paid-in capital	271,995,000	233,101,000
Retained earnings	17,895,000	7,214,000
Accumulated other comprehensive income	258,000	—
Total stockholders' equity	290,171,000	240,336,000
Total liabilities and stockholders' equity	$431,353,000	$283,900,000

The accompanying notes are an integral part of these consolidated financial statements.

First Advantage Corporation

Consolidated Statements of Income and Comprehensive Income
For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Service revenue	$221,938,000	$134,910,000	$ 73,040,000
Reimbursed government fee revenue	44,599,000	31,585,000	27,885,000
Total revenue	266,537,000	166,495,000	100,925,000
Cost of service revenue	60,884,000	38,154,000	17,534,000
Government fees paid	44,599,000	31,585,000	27,885,000
Total cost of service	105,483,000	69,739,000	45,419,000
Gross margin	161,054,000	96,756,000	55,506,000
Salaries and benefits	81,904,000	51,178,000	31,863,000
Other operating expenses	45,928,000	30,449,000	15,046,000
Depreciation and amortization	12,542,000	8,428,000	4,096,000
Impairment loss	—	1,739,000	—
Total operating expenses	140,374,000	91,794,000	51,005,000
Income from operations	20,680,000	4,962,000	4,501,000
Interest (expense) income:			
Interest expense	(2,267,000)	(154,000)	(229,000)
Interest income	30,000	41,000	59,000
Total interest (expense), net	(2,237,000)	(113,000)	(170,000)
Income before income taxes	18,443,000	4,849,000	4,331,000
Provision for income taxes	7,762,000	2,046,000	1,629,000
Net income	10,681,000	2,803,000	2,702,000
Other comprehensive income, net of tax:			
Foreign currency translation adjustments	258,000	—	—
Comprehensive income	$ 10,939,000	$ 2,803,000	$ 2,702,000
Per share amounts:			
Basic	$ 0.49	$ 0.14	N/A
Diluted	$ 0.48	$ 0.14	N/A
Weighted-average common shares outstanding:			
Basic	21,906,507	20,260,854	N/A
Diluted	22,230,642	20,397,587	N/A

The accompanying notes are an integral part of these consolidated financial statements.

First Advantage Corporation

Consolidated Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2004, 2003 and 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at January 1, 2002	—	$ —	$ 51,366,000	$ —	$ 1,709,000	$ 53,075,000
Net income for 2002	—	—	—	—	2,702,000	2,702,000
Contribution from First American - Operations	—	—	84,458,000	—	—	84,458,000
Contribution from First American - Cash	—	—	5,667,000	—	—	5,667,000
Capitalization of entity	1	—	1,000	—	—	1,000
Balance at December 31, 2002	1	$ —	$141,492,000	$ —	$ 4,411,000	$145,903,000
Net income for 2003	—	—	—	—	2,803,000	2,803,000
Contribution from First American - Operations	—	—	10,696,000	—	—	10,696,000
Contribution from First American - Cash	—	—	5,269,000	—	—	5,269,000
Class A Shares issued in connection with US SEARCH.com acquisition	3,974,761	4,000	60,147,000	—	—	60,151,000
Class B Shares issued to First American in connection with US SEARCH.com acquisition	16,027,285	16,000	—	—	—	16,000
Class A Shares issued in connection with other acquisitions	864,082	1,000	15,149,000	—	—	15,150,000
Class A Shares issued in connection with stock option plan and employee stock purchase plan	27,519	—	348,000	—	—	348,000
Balance at December 31, 2003	20,893,648	$21,000	$233,101,000	$ —	$ 7,214,000	$240,336,000
Net income for 2004	—	—	—	—	10,681,000	10,681,000
Class A Shares issued in connection with other acquisitions	1,361,622	1,000	23,179,000	—	—	23,180,000
Class A Shares issued in connection with stock option plan, employee stock purchase plan and warrants	243,767	—	3,704,000	—	—	3,704,000
Class A Shares issued in connection with convertible notes payable	755,050	1,000	12,011,000	—	—	12,012,000
Other comprehensive income	—	—	—	258,000	—	258,000
Balance at December 31, 2004	23,254,087	$23,000	$271,995,000	$258,000	$17,895,000	$290,171,000

The accompanying notes are an integral part of these consolidated financial statements.

First Advantage Corporation

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 10,681,000	$ 2,803,000	$ 2,702,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	12,542,000	8,428,000	4,096,000
Impairment loss	—	1,739,000	—
Change in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(9,468,000)	(1,851,000)	(390,000)
Prepaid expenses and other current assets	655,000	(5,000)	(82,000)
Other assets	8,824,000	1,291,000	216,000
Accounts payable	4,236,000	(7,167,000)	(1,030,000)
Accrued liabilities	(3,178,000)	(7,938,000)	(6,154,000)
Due to affiliates	(866,000)	213,000	—
Income taxes payable	2,749,000	(1,798,000)	2,976,000
Accrued compensation and other liabilities	(2,211,000)	6,076,000	3,145,000
Net cash provided by operating activities	23,964,000	1,791,000	5,479,000
Cash flows from investing activities:			
Database development costs	(1,477,000)	(2,156,000)	(2,835,000)
Purchases of property and equipment	(6,751,000)	(1,867,000)	(3,321,000)
Cash paid for acquisitions	(58,455,000)	(10,930,000)	—
Net book value of businesses acquired by First American	—	—	(2,693,000)
Cash balance of companies acquired	3,721,000	1,967,000	4,111,000
Net cash used in investing activities	(62,962,000)	(12,986,000)	(4,738,000)
Cash flows from financing activities:			
Proceeds from long-term debt	72,000,000	9,000,000	—
Repayment of long-term debt	(34,768,000)	(4,299,000)	(1,182,000)
Cash contributions from First American	—	5,269,000	5,668,000
Proceeds from Class A Shares issued in connection with stock option plan and employee stock purchase plan	3,704,000	348,000	—
Net cash provided by financing activities	40,936,000	10,318,000	4,486,000
Effect of exchange rates on cash	62,000	—	—
Increase (decrease) in cash and cash equivalents	2,000,000	(877,000)	5,227,000
Cash and cash equivalents at beginning of period	5,637,000	6,514,000	1,287,000
Cash and cash equivalents at end of period	$ 7,637,000	$ 5,637,000	$ 6,514,000
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 2,063,000	$ 170,000	$ 116,000
Cash paid for income taxes	$ 224,000	$ 62,800	$ —
Non-cash investing and financing activities:			
Operations contributed by First American	$ —	$ 10,696,000	$84,458,000
Common stock issued in connection with US SEARCH.com acquisition	$ —	$ 60,167,000	$ —
Class A Shares issued in connection with other acquisitions	$ 23,180,000	$ 15,150,000	$ —
Class A Shares issued in connection with convertible debt	$ 12,012,000	$ —	$ —
Debt issued in connection with acquisitions	$ 58,970,000	$ 11,250,000	$ —

The accompanying notes are an integral part of these consolidated financial statements.

First Advantage Corporation

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2004, 2003 and 2002

1. Organization and Nature of Business

In June 2003, First Advantage Corporation (the "Company"), a newly formed holding company, acquired US SEARCH.com and six operating subsidiaries of The First American Corporation ("First American") that formerly comprised its First American Screening Technologies ("FAST") division. The operating subsidiaries included HireCheck, Inc., First American Registry, Inc., Substance Abuse Management, Inc., American Driving Records, Inc., Employee Health Programs, Inc., and SafeRent, Inc. First American owns approximately 69% of the shares of capital stock of the Company as of December 31, 2004. The Class B common stock owned by First American is entitled to ten votes per share on all matters presented to the stockholders for vote.

The Company provides best-in-class single-source solutions for global risk mitigation and enterprise and consumer screening needs. The Company operates in three primary business segments; Enterprise Screening, Risk Mitigation and Consumer Direct.

The Enterprise Screening segment includes employment background screening, occupational health services, resident screening services and tax incentive services.

The Risk Mitigation segment includes motor vehicle records and investigative services.

The Consumer Direct segment provides consumers with a single, comprehensive access point to a broad range of information to assist them in locating people and other public data searches.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's operating results for the year ended December 31, 2004, 2003 and 2002 include results for the acquired entities from their respective dates of acquisition. The Company's operating results for the year ended December 31, 2003, include results for the FAST division from January 2003 and the results for US SEARCH.com from June 2003. The Company's operating results for the year ended December 31, 2002 include results for the FAST division only.

Certain amounts for the year ended December 31, 2003, and 2002 have been reclassified to conform to the 2004 presentation.

Principles of Consolidation

The consolidated financial statements for the year ended December 31, 2004 include the accounts of the Company and all majority owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the statements. Actual results could differ from the estimates and assumptions used.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments at December 31, 2004 and 2003, which includes cash and cash equivalents and accounts receivable, approximates fair value because of the short maturity of those instruments. The Company considers the variable rate debt to be representative of current market rates and, accordingly, estimates that the recorded amounts approximate fair market value. Fair value estimates of the fixed rate debt were determined using discounted cash flow methods with a discount rate of 5.25% and 4.0%, which is the rate that similar instruments could be negotiated at December 31, 2004 and 2003, respectively.

The estimated fair values of the Company's financial instruments, none of which are held for trading purposes, are summarized as follows:

	December 31, 2004		December 31, 2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 7,637,000	$ 7,637,000	$ 5,637,000	$ 5,637,000
Accounts receivable	43,124,000	43,124,000	23,672,000	23,672,000
Long-term debt and capital leases	(105,780,000)	(105,462,000)	(20,704,000)	(20,554,000)

Cash Equivalents

The Company considers cash equivalents to be all short-term investments that have an initial maturity of 90 days or less.

Accounts Receivable

Accounts receivable are due from companies in a broad range of industries located throughout the United States. Credit is extended based on an evaluation of the customer's financial condition, and generally, collateral is not required.

The allowance for all probable uncollectible receivables is based on a combination of historical data, cash payment trends, specific customer issues, write-off trends, general economic conditions and other factors. These factors are continuously monitored by management to arrive at the estimate for the amount of accounts receivable that may be ultimately uncollectible. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, the Company records a specific allowance for bad debts against amounts due, to reduce the net recognized receivable to the amount it reasonably believes will be collected. This analysis requires making significant estimates, and changes in facts and circumstances which could result in material changes in the allowance for uncollectible receivables. Management believes that the allowance at December 31, 2004 and 2003 is reasonably stated.

Property and Equipment

Property and equipment are recorded at cost. Property and equipment includes computer software acquired and developed for internal use. Software development costs are capitalized from the time technological feasibility is established until the software is ready for use.

The Company follows Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires the Company to capitalize interest costs incurred and certain payroll-related costs of employees directly associated with developing software in addition to incremental payments to third parties.

Depreciation on leasehold improvements is computed on the straight-line method over the shorter of the life of the asset, or the lease term, ranging from 3 to 10 years. Depreciation on data processing equipment and furniture and equipment is computed using the straight-line method over their estimated useful lives ranging from 3 to 10 years. Capitalized software costs are amortized using the straight-line method over estimated useful lives of 3 to 5 years.

Database Development Costs

Database development costs represent the cost to develop the proprietary databases of information for customer usage. The costs are capitalized from the time technological feasibility is established until the information is ready for use. These costs are amortized using the straight-line method over estimated useful life of 7 years.

Goodwill and Other Intangible Assets

Other intangibles, which include customer lists and covenants not to compete, are amortized over their estimated useful lives, ranging from 2 to 20 years. The Company regularly evaluates the amortization period assigned to each intangible asset to ensure that there have not been any events or circumstances that warrant revised estimates of useful lives. The Company has selected September 30 as the annual valuation date to test goodwill for impairment. The valuation is performed by a third party.

The Statement of Financial Accounting Standards ("SFAS") No.142, "Goodwill and Other Intangible Assets," impairment testing process includes two phases. The first phase (Test 1) compares the fair value of each reporting unit to its book value. The fair value of each reporting unit is determined by using discounted cash flow analysis, market approach valuations and third-party valuation advisors. If the fair value of the reporting unit exceeds its book value, the goodwill is not considered impaired and no additional analysis is required. However, if the book value is greater than the fair value, a second test (Test 2) must be completed to determine if the fair value of the goodwill exceeds the book value of the goodwill. The fair value of the goodwill is determined by discounted cash flow analysis and appraised values.

Purchase Accounting

The purchase method of accounting requires companies to assign values to assets and liabilities acquired based upon their fair values. In most instances there is not a readily defined or listed market price for individual assets and liabilities acquired in connection with a business, including intangible assets. The determination of fair value for assets and liabilities in many instances requires a high degree of estimation. The valuation of intangible assets, in particular is very subjective. The Company generally uses internal cash flow models and in certain instances third party valuations in estimating fair values. The use of different valuation techniques and assumptions could change the amounts and useful lives assigned to the assets and liabilities acquired, including goodwill and other intangible assets and related amortization expense. Amounts allocated to certain assets and liabilities as of December 31, 2004 are based on preliminary estimates of fair value and may be revised in 2005. The Company does not anticipate that revisions to the amounts allocated to acquired assets and liabilities, if any, will be significant to the Company's financial statements.

Income Taxes

Taxes are based on income for financial reporting purposes and include deferred taxes applicable to temporary differences between the financial statement carrying amount and the tax basis of certain of the Company's assets and liabilities. The tax provision has been calculated on a separate return basis. The Company's income tax returns are filed either on a separate company basis or as part of the consolidated income tax returns of First American, depending on when an operating subsidiary was acquired and the rules of the jurisdiction. The Company has a tax sharing arrangement with First American whereby the Company will fund any tax liabilities due related to its operations and First American will repay any refunds received related to the Company's operations.

Impairment of Long-Lived Assets

With respect to long-lived assets to be held and used, an asset (or group of assets) will be considered impaired when the expected undiscounted cash flows from use and/or disposition are less than the asset's carrying value. The amount of any impairment charge will be based on the difference between the carrying and fair value of the asset. The determination of fair values considers quoted market prices, if available, and prices for similar assets and the results of other valuation techniques.

For assets to be sold, an asset (or group of assets) that meets the criteria established by SFAS No. 144, "Accounting for the Impairment of Disposal of Long Lived Assets," for classification of assets held for sale will be carried at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition

Revenue is recognized at the time of delivery of the reports, as the Company has no ongoing obligation after delivery. Revenue from investigative services is recognized as services are performed. In accordance with generally accepted accounting principles, the Company includes reimbursed government fees in revenue and in cost of service.

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income", governs the financial statement presentation of changes in stockholders' equity resulting from non-owner sources. Comprehensive income includes all changes in equity except those resulting from investments by owners and distribution to owners.

Stock Based Compensation

The Company adopted SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," as of January 1, 2003 with respect to the disclosure requirements. The Company has elected to continue accounting for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The fair value for each option grant is estimated using the Black-Scholes pricing model assuming a dividend yield of 0%; expected volatility of 34%; a weighted-average risk free interest rate of 4.13% and an expected life of nine years. If the Company had elected or was required to apply the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation," to stock-based employee compensation, net income and net income per share would have been reduced to the pro forma amounts indicated in the following table.

	Year Ended December 31, 2004	Year Ended December 31, 2003
Net income, as reported	$10,681,000	$2,803,000
Less: stock based compensation expense, net of tax	3,197,000	1,428,000
Pro forma net income	$ 7,484,000	$1,375,000
Earnings per share:		
Basic, as reported	$ 0.49	$ 0.14
Basic, pro forma	$ 0.34	$ 0.07
Diluted, as reported	$ 0.48	$ 0.14
Diluted, pro forma	$ 0.34	$ 0.07

First Advantage Corporation

Notes to Consolidated Financial Statements—(Continued)
For the Years Ended December 31, 2004, 2003 and 2002

In determining fair value, the Company utilizes a variety of valuation techniques including discounted cash flow analysis and outside appraisals to the extent necessary given materiality and complexity. All excess purchase price is appropriately recorded as goodwill. The useful lives for all assets recorded in purchase accounting are based on market conditions, contractual terms and other appropriate factors.

Unaudited pro forma results of operations assuming all of the acquisitions were consummated on January 1, 2003 are as follows:

	2004	2003
Total revenue	$291,281,000	$274,367,000
Net income (loss)	$ 11,302,000	$ (1,467,000)
Earnings (loss) per share:		
Basic	$ 0.49	$ (0.06)
Diluted	$ 0.49	$ (0.06)
Weighted-average common shares outstanding:		
Basic	23,142,604	22,999,122
Diluted	23,299,219	23,135,935

4. Goodwill and Intangible Assets

The Company's reporting units for purposes of allocating goodwill and testing for impairment are the following: (i) employment background screening, occupational health services and tax incentive services; (ii) resident screening; (iii) risk mitigation services, and (iv) consumer direct.

In accordance with the adoption of SFAS No.142, "Goodwill and Other Intangible Assets," the Company completed the transitional goodwill impairment test for all reporting units and determined that each reporting unit had a fair value in excess of carrying value, therefore, no goodwill impairment was recorded. The annual test for impairment was again performed in 2004, by a third party (using the September 30 valuation date) and the results were the same. Each reporting unit had a fair value in excess of carrying value and no goodwill impairment was recorded.

The Company has approximately $41 million of intangible assets at December 31, 2004, with definite lives ranging from 2 to 20 years.

Goodwill and other intangible assets for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Goodwill	$305,539,000	$204,710,000
Intangible assets:		
Customer lists	$ 42,234,000	$ 19,179,000
Noncompete agreements	3,356,000	1,306,000
Other	911,000	12,000
	46,501,000	20,497,000
Less accumulated amortization	(5,514,000)	(1,969,000)
Intangible assets, net	$ 40,987,000	$ 18,528,000

jurisdiction. The Company has a tax sharing arrangement with First American whereby the Company will fund any tax liabilities due related to its operations and First American will repay any refunds received related to the Company's operations.

Impairment of Long-Lived Assets

With respect to long-lived assets to be held and used, an asset (or group of assets) will be considered impaired when the expected undiscounted cash flows from use and/or disposition are less than the asset's carrying value. The amount of any impairment charge will be based on the difference between the carrying and fair value of the asset. The determination of fair values considers quoted market prices, if available, and prices for similar assets and the results of other valuation techniques.

For assets to be sold, an asset (or group of assets) that meets the criteria established by SFAS No. 144, "Accounting for the Impairment of Disposal of Long Lived Assets," for classification of assets held for sale will be carried at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition

Revenue is recognized at the time of delivery of the reports, as the Company has no ongoing obligation after delivery. Revenue from investigative services is recognized as services are performed. In accordance with generally accepted accounting principles, the Company includes reimbursed government fees in revenue and in cost of service.

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income", governs the financial statement presentation of changes in stockholders' equity resulting from non-owner sources. Comprehensive income includes all changes in equity except those resulting from investments by owners and distribution to owners.

Stock Based Compensation

The Company adopted SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," as of January 1, 2003 with respect to the disclosure requirements. The Company has elected to continue accounting for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The fair value for each option grant is estimated using the Black-Scholes pricing model assuming a dividend yield of 0%; expected volatility of 34%; a weighted-average risk free interest rate of 4.13% and an expected life of nine years. If the Company had elected or was required to apply the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation," to stock-based employee compensation, net income and net income per share would have been reduced to the pro forma amounts indicated in the following table.

	Year Ended December 31, 2004	Year Ended December 31, 2003
Net income, as reported	$10,681,000	$2,803,000
Less: stock based compensation expense, net of tax	3,197,000	1,428,000
Pro forma net income	$ 7,484,000	$1,375,000
Earnings per share:		
Basic, as reported	$ 0.49	$ 0.14
Basic, pro forma	$ 0.34	$ 0.07
Diluted, as reported	$ 0.48	$ 0.14
Diluted, pro forma	$ 0.34	$ 0.07

In December 2004, the FASB issued SFAS No. 123R (Revised 2004), "Share-Based Payment." SFAS No. 123R is a revision of FASB Statement 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees" and its related implementation guidance. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company will adopt the standard in the third quarter of fiscal year 2005. The Company has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

3. Acquisitions

During 2004, the Company acquired fourteen businesses. The acquisitions have been included in the Company's Enterprise Screening and Risk Mitigation segments. The preliminary allocation of the purchase price is based upon estimates of the assets and liabilities acquired in accordance with SFAS No.141, "Business Combinations."

The aggregate purchase price of these acquisitions is as follows:

Cash	$ 58,455,000
Notes payable	47,197,000
Convertible notes payable	11,773,000
Class A Shares issued	23,180,000
Purchase price	$140,605,000

As of December 31, 2004, all convertible notes payable have been converted to Class A shares.

The allocation of the aggregate purchase price of the acquisitions in 2004 is as follows:

Goodwill	$109,716,000
Identifiable intangible assets	26,001,000
Net assets acquired	4,888,000
	$140,605,000

The changes in the carrying amount of goodwill, by operating segment, for the year ended December 31, 2004 are as follows:

Operating Segment	Enterprise Screening	Risk Mitigation	Consumer Direct	Consolidated
Balance, at December 31, 2003	$115,595,000	$ 63,539,000	$25,576,000	$204,710,000
Acquisitions	72,972,000	36,744,000	—	109,716,000
Adjustments to net assets acquired	577,000	348,000	153,000	1,078,000
Utilization of pre-acquisition tax loss carryforwards	(6,562,000)	—	(3,403,000)	(9,965,000)
Balance, at December 31, 2004	$182,582,000	$100,631,000	$22,326,000	$305,539,000

First Advantage Corporation

Notes to Consolidated Financial Statements—(Continued)
For the Years Ended December 31, 2004, 2003 and 2002

In June 2003, the Company acquired US SEARCH.com for a total purchase price of approximately $60.2 million. The purchase price was based upon an estimate of the fair value of the net assets of the FAST division contributed by First American to the Company in the mergers and estimated direct costs of the mergers. The allocation of the purchase price is based upon estimates of the assets and liabilities acquired in accordance with SFAS No.141, "Business Combinations." In connection with the acquisition of US SEARCH.com, approximately $2.4 million of severance costs were accrued and included in net assets acquired in the allocation of the purchase price. In 2003, approximately $1.2 million of these severance costs were paid and charged to the accrual. The balance of the severance costs were paid in 2004. A full determination of the purchase price allocation was made concurrent with the effective acquisition date based on internal cash flow models and third party valuation analysis of tangible and intangible assets.

The allocation of the purchase price of the acquisition is as follows:

Fair value of FAST Division net assets	$173,000,000
Fair value of 20% of the FAST Division net assets contributed	$ 34,600,000
Net cash infusion from First American	295,000
Merger related closing costs	6,772,000
Cash loaned to US SEARCH.com by First American	1,448,000
Total consideration paid by First American for 80% of US SEARCH.com	$ 43,115,000
Value of 100% of US SEARCH.com	$ 53,894,000
Value of vested options and outstanding warrants of US SEARCH.com	6,273,000
Purchase price	$ 60,167,000

In applying the purchase method of accounting, management undertook a comprehensive review of the acquired entities to ensure that all identifiable assets and liabilities are properly recorded at their fair value. The acquisition of these companies was based on management's consideration of past and expected future performance as well as the potential strategic fit with the long-term goals of First Advantage. The expected long-term growth, market position and expected synergies to be generated by inclusion of these companies are the primary factors which gave rise to an acquisition price which resulted in the recognition of goodwill.

In determining fair value, the Company utilizes a variety of valuation techniques including discounted cash flow analysis and outside appraisals to the extent necessary given materiality and complexity. All excess purchase price is appropriately recorded as goodwill. The useful lives for all assets recorded in purchase accounting are based on market conditions, contractual terms and other appropriate factors.

Unaudited pro forma results of operations assuming all of the acquisitions were consummated on January 1, 2003 are as follows:

	2004	2003
Total revenue	$291,281,000	$274,367,000
Net income (loss)	$ 11,302,000	$ (1,467,000)
Earnings (loss) per share:		
Basic	$ 0.49	$ (0.06)
Diluted	$ 0.49	$ (0.06)
Weighted-average common shares outstanding:		
Basic	23,142,604	22,999,122
Diluted	23,299,219	23,135,935

4. Goodwill and Intangible Assets

The Company's reporting units for purposes of allocating goodwill and testing for impairment are the following: (i) employment background screening, occupational health services and tax incentive services; (ii) resident screening; (iii) risk mitigation services, and (iv) consumer direct.

In accordance with the adoption of SFAS No.142, "Goodwill and Other Intangible Assets," the Company completed the transitional goodwill impairment test for all reporting units and determined that each reporting unit had a fair value in excess of carrying value, therefore, no goodwill impairment was recorded. The annual test for impairment was again performed in 2004, by a third party (using the September 30 valuation date) and the results were the same. Each reporting unit had a fair value in excess of carrying value and no goodwill impairment was recorded.

The Company has approximately $41 million of intangible assets at December 31, 2004, with definite lives ranging from 2 to 20 years.

Goodwill and other intangible assets for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Goodwill	$305,539,000	$204,710,000
Intangible assets:		
Customer lists	$ 42,234,000	$ 19,179,000
Noncompete agreements	3,356,000	1,306,000
Other	911,000	12,000
	46,501,000	20,497,000
Less accumulated amortization	(5,514,000)	(1,969,000)
Intangible assets, net	$ 40,987,000	$ 18,528,000

Amortization expense of other intangible assets was approximately $3,542,000, $1,310,000 and $390,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Amortization expense relating to intangible asset balances as of December 31, 2004 is expected to be as follows over the next five years:

2005	$ 4,865,000
2006	4,789,000
2007	4,304,000
2008	4,016,000
2009	4,009,000
Thereafter	19,004,000
	$40,987,000

The change in the carrying amount of intangible assets is as follows for the year ending December 31, 2004:

	Intangible Assets
Balance, at December 31, 2003	$18,528,000
Acquisitions	26,001,000
Amortization	(3,542,000)
Balance, at December 31, 2004	$40,987,000

5. Property and Equipment

As of December 31, 2004 and 2003, property and equipment is as follows:

	2004	2003
Furniture and equipment	$ 5,546,000	$ 4,737,000
Data processing equipment	7,395,000	6,639,000
Capitalized software	26,691,000	19,407,000
Leasehold improvements	2,623,000	2,230,000
	42,255,000	33,013,000
Less accumulated depreciation	(20,206,000)	(13,294,000)
Property and equipment, net	$ 22,049,000	$ 19,719,000

Depreciation and amortization expense was approximately $7,281,000, $5,767,000 and $2,708,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

An impairment charge of approximately $1.7 million was recorded in 2003 for capitalized software that is in the process of being replaced by a new operating system for the Enterprise Screening segment. The carrying value of the software was reduced to $524,000, its estimated fair value. There is no active market for this proprietary software. The fair value was determined by management and is based upon estimated replacement cost and the remaining useful life of the software.

First Advantage Corporation

Notes to Consolidated Financial Statements—(Continued)
For the Years Ended December 31, 2004, 2003 and 2002

The capitalized cost of equipment under capital leases, which is included in data processing equipment in the accompanying consolidated balance sheets, was as follows at December 31:

	2004	2003
Property and equipment	$ 619,000	$ 619,000
Less accumulated depreciation	(578,000)	(530,000)
	$ 41,000	$ 89,000

6. Database Development Costs

Database development costs for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Eviction data	$11,892,000	$ 9,617,000
Criminal data	2,094,000	1,586,000
Less accumulated amortization	(5,729,000)	(4,041,000)
Database development costs	$ 8,257,000	$ 7,162,000

Amortization expense relating to database development costs was approximately $1,719,000, $1,351,000 and $998,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

7. Debt

On July 31, 2003, the Company entered into a $15 million loan agreement (the "Note") with a bank (the "Loan Agreement"). On September 7, 2004, the Loan Agreement was amended whereby the Company's available borrowings thereunder were increased from $15 million to $20 million. The Note matures July 31, 2006. The outstanding principal balance under the related Note cannot exceed the lesser of $20 million or 80% of eligible accounts receivable, as defined in the Loan Agreement. The Note bears interest at the 30-day LIBOR rate plus an applicable margin ranging from 1.25% per annum to 2.5% per annum. The Loan Agreement provides that the Company must adhere to certain financial covenants. One of the financial covenants requires the maintenance of a "Funded Debt to EBITDA" ratio not to exceed 2.5 to 1.0. Funded Debt is defined as all outstanding liabilities for borrowed money and other interest bearing liabilities less the non-current portion of subordinated liabilities. EBITDA, as defined in the Loan Agreement, means net income less income or plus losses from discontinued operations and extraordinary items, plus all of the following: income taxes, interest expense, depreciation, amortization, depletion and other non-cash charges. A second financial covenant requires that the Company maintain a "Debt Service Coverage Ratio", as defined in the Loan Agreement, of at least 1.5 to 1. At December 31, 2004, the Company was in compliance with the financial covenants of the Loan Agreement.

On March 18, 2004, the Company entered into a three year $25 million uncollateralized revolving line of credit with a bank (the "Line of Credit"). The Line of Credit is guaranteed by First American. The Line of Credit bears interest at a rate equal to the 30-day LIBOR Rate plus an applicable margin ranging from 1.29% per annum to 2.29% per annum. Accrued interest is payable monthly. The Line of Credit matures in March, 2007.

On July 31, 2003, the Company entered into a Promissory Note with First American. The loan evidenced by the Promissory Note is a $10 million uncollateralized revolving loan, with interest payable monthly. The principal balance of the Promissory Note is payable on July 31, 2006. The Promissory Note is subordinated to the $20 million bank debt and bears interest at the rate payable under the $20 million bank debt plus 0.5% per annum.

On April 27, 2004, the Company entered into a Promissory Note with First American. The loan evidenced by the Promissory Note is a $20 million uncollateralized revolving loan, with interest payable monthly. The principal balance of the Promissory Note is due on July 31, 2006. The Promissory Note is subordinated to the bank Loan Agreement and Line of Credit and bears interest at the rate payable under the $20 million bank Loan Agreement plus 0.5% per annum.

Long-term debt consists of the following at December 31:

	2004	2003
Acquisition notes:		
Weighted average interest rate of 4.5% and 2.4% at December 31, 2004 and 2003, respectively, with maturities through 2008	$ 45,550,000	$10,031,000
Bank notes:		
$20 million Loan Agreement, interest at 30-day LIBOR plus 1.25% (3.65% and 2.51% at December 31, 2004 and 2003, respectively), matures July 2006	12,500,000	9,000,000
$25 million Line of Credit, interest at 30-day LIBOR plus 1.39% (3.79% at December 31, 2004), matures March 2007	25,000,000	—
Promissory Notes with First American:		
$10 million revolving loan, interest at 30-day LIBOR plus 1.75% (4.15% at December 31, 2004), matures July 2006	10,000,000	—
$20 million revolving loan, interest at 30-day LIBOR plus 1.89% (4.29% at December 31, 2004), matures July 2006	12,500,000	—
Promissory Note (related to US SEARCH.com acquisition):		
Interest rate of 5%, principal and interest payments monthly of $127,000, matures December 2004	—	1,430,000
Capital leases and other debt:		
Various interest rates with maturities through 2006	230,000	243,000
Total long-term debt and capital leases	105,780,000	20,704,000
Less current portion of long-term debt and capital leases	19,870,000	7,231,000
Long-term debt and capital leases, net of current portion	$ 85,910,000	$13,473,000

Aggregate maturities of long-term borrowings over the next four years are as follows:

Year ending December 31,	
2005	$ 19,870,000
2006	50,025,000
2007	30,885,000
2008	5,000,000
Total	$105,780,000

8. Income Taxes

The provision (benefit) for income taxes are summarized as follows:

	2004	2003	2002
Current:			
Federal	$ (652,000)	$ (653,000)	$1,036,000
State	711,000	535,000	540,000
	59,000	(118,000)	1,576,000
Deferred:			
Federal	6,330,000	2,272,000	171,000
State	1,373,000	(108,000)	(118,000)
	7,703,000	2,164,000	53,000
Total current and deferred	$7,762,000	$2,046,000	$1,629,000

Income taxes differ from the amounts computed by applying the federal income tax rate of 35.0%. A reconciliation of the difference is as follows:

	2004	2003	2002
Taxes calculated at federal rate	$6,446,000	$1,697,000	$1,516,000
Amortization expense	—	(12,000)	—
State taxes, net of federal benefit	1,355,000	278,000	274,000
Exclusion of certain meals and entertainment expenses	178,000	121,000	74,000
Other items, net	(217,000)	(38,000)	(235,000)
	$7,762,000	$2,046,000	$1,629,000

The primary components of temporary differences that give rise to the Company's net deferred tax liability is as follows:

	2004	2003
Deferred tax assets:		
Federal net operating loss carryforwards	$ 43,635,000	$ 40,174,000
State net operating loss carryforwards	5,758,000	6,892,000
State tax	78,000	—
Bad debt reserves	788,000	557,000
Employee benefits	775,000	549,000
Accrued expenses and loss reserves	82,000	1,115,000
Deferred revenue	139,000	—
Less: valuation allowance	(36,720,000)	(38,279,000)
	14,535,000	11,008,000
Deferred tax liabilities:		
Depreciable and amortizable assets	14,370,000	9,156,000
State tax	—	1,852,000
Other	165,000	—
	14,535,000	11,008,000
Net deferred tax liability	$ —	$ —

As of December 31, 2004, the Company has federal and state net operating losses of approximately $124.7 million and $71.9 million, respectively. The $124.7 million federal and $71.9 of state net operating losses were generated by various subsidiaries prior to their acquisition by the Company. The use of these acquired net operating losses is subject to limitations imposed by the Internal Revenue Code and state jurisdictions. The net operating losses begin to expire at various times beginning in 2008. Management's assessment is that the character and nature of the future taxable income may not allow the Company to realize certain tax benefits of net operating losses within the prescribed carry forward periods. Accordingly, an appropriate valuation allowance has been made. To the extent that the acquired net operating losses are used to offset future taxable income, an adjustment to goodwill will be recorded.

9. Employee Benefits

Effective January 1, 2004, the Company created the First Advantage Corporation 401(k) Plan (the "Savings Plan"). All employees of the Company who participated in the First American Corporation 401(k) Savings Plan (the "First American Plan") were transferred into the Company's Savings Plan. A total of 2.0 million shares of First Advantage Class A common stock is reserved for issuance in connection with the Savings Plan. The Savings Plan allows for employee-elective contributions up to the maximum deductible amount as determined by the Internal Revenue Code. The Company makes contributions to the Savings Plan based on profitability, as well as contributions of the participants. The Company's expense related to the Savings Plan amounted to approximately $898,000 for the year ended December 31, 2004.

Prior to January 1, 2004, employees of the Company were eligible to participate in the First American Plan, which was available to substantially all employees. The Company's expense related to the First American Plan amounted to approximately $1,506,000 and $652,000 for the years ended December 31, 2003 and 2002, respectively.

Certain employees of the Company are eligible to participate in First American's defined benefit pension plan. The Company expensed payments to the pension plan of approximately $268,000, $210,000 and $228,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The actuarial present value of accumulated plan benefits and net assets available for benefits to the Company's employees under this plan is not readily available.

In August 2003, the Company's board of directors approved the First Advantage Corporation 2003 Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, allows eligible employees to purchase First Advantage Class A common stock through payroll deductions for 85% of the fair market value of the First Advantage Class A common stock. Participation in the plan is voluntary. Eligible employees may participate by authorizing payroll deductions of up to 15% of their base pay for each payroll period. At the end of each one-month offering period, each participant will receive an amount of First Advantage Class A common stock equal to the sum of that participant's payroll deductions during such period divided by 85% of the fair market value of the common stock at the end of the period. No employee may participate in the plan if such employee owns or would own after the purchase of shares under the plan, 5% or more of the voting power of all classes of First Advantage stock. Shares of First Advantage Class A common stock issued under the Stock Purchase Plan must be held for a period of one year. A total of 1.0 million shares of First Advantage Class A common stock is reserved for issuance under the plan. A total of 19,198 and 3,492 shares have been issued in connection with the plan for the years ended December 31, 2004 and 2003, respectively.

10. Related Parties

First American provides certain legal, financial, technology, administrative and managerial support services to the Company. Prior to April 1, 2003, the amounts allocated to the Company were based on reasonable assumptions (primarily usage, time incurred and number of employees) as to the proportion of the services used by the Company in relation to the actual costs incurred by First American in providing the services. The Company recognized expenses of approximately $457,000 and $1,565,000 in 2003 and 2002, respectively, relating to these services.

The Company and First American entered into a services agreement, which was implemented on April 1, 2003 and continued through December 31, 2003. Human resources systems and payroll systems and support, network services and financial systems were provided at an annual cost of approximately $300,000. Legal and tax support, human resources support, investor relations and corporate communications support, accounting and financial management support, strategic planning and general management support were provided at an annual cost of approximately $600,000 plus reasonable out of pocket expenses. In addition, certain other services including pension and 401(k) expenses, corporate and medical insurance, personal property leasing and company car programs were provided at actual cost. The Company incurred approximately $675,000 in related service fees for the year ended December 31, 2003.

An amended and restated services agreement was entered into on January 1, 2004. Under the terms of the new agreement, human resources systems and payroll systems and support, network services and financial systems are provided at an annual cost of approximately $300,000. In addition, certain other services including pension and 401(k) expenses, corporate and medical insurance, personal property leasing and company car programs are provided at actual cost. The initial term of the agreement is for one year, and self renews every six months. The Company incurred approximately $300,000 in service fees for the year ended December 31, 2004.

In 2004, the Company incurred costs of approximately $150,000 for internal audit services provided by First American.

Effective January 1, 2003, the Company and a subsidiary of First American entered into an agreement whereby the Company will act as an agent in selling renters insurance. The Company receives a commission of 12% of the insurance premiums and 20% of the profits (as defined in the agreement) of the insurance premiums written. Commissions earned in 2004 and 2003 were approximately $87,000 and $11,000 respectively.

The Company performs employment screening services for First American. Total revenue from First American was approximately $422,000, $353,000 and $249,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Prior to June 2003, First American contributed certain operations relating to businesses acquired and has also forgiven certain amounts owed by the Company in connection with the acquisitions and in the funding of operations of the Company. Net assets, in connection with acquisitions, contributed to the Company by First American totaled approximately $10,696,000 and $84,458,000 in 2003 and 2002, respectively. These amounts have been treated as additional paid-in capital in the accompanying financial statements. Amounts contributed to the Company by First American to fund operations are as follows:

	2003	2002
Allocated selling, general & administrative expenses	$ 457,000	$1,565,000
Cash advances	809,000	2,776,000
Other, net	4,003,000	1,327,000
	$5,269,000	$5,668,000

11. Commitments and Contingencies

Operating Leases

The Company leases certain office facilities, automobiles and equipment under operating leases, which, for the most part, are renewable. The majority of these leases also provide that the Company will pay insurance and taxes. Rent expense under operating leases was approximately $9,017,000, $5,082,000 and $2,860,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Future minimum rental payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2004, are as follows:

Year ending December 31,	
2005	$ 7,523,000
2006	6,369,000
2007	4,685,000
2008	3,343,000
2009	3,069,000
Thereafter	7,466,000
	$32,455,000

Litigation

The Company is involved in litigation from time to time in the ordinary course of business. The Company does not believe that the outcome of any pending or threatened litigation will have a material adverse effect on the Company's financial position or operating results.

12. Earnings Per Share

Pursuant to the provisions of SFAS No.128 "Earnings Per Share", basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Dilutive common stock equivalents represent shares issuable upon assumed exercise of stock options and warrants. Options and warrants totaling 1,862,494 and 2,140,712 in 2004 and 2003, respectively, were excluded from the weighted average diluted shares outstanding, as they were antidilutive.

A reconciliation of earnings per share and weighted-average shares outstanding is as follows:

	2004	2003
Net Income - numerator for basic and fully diluted earnings per share	$10,681,000	$ 2,803,000
Denominator:		
Weighted-average shares for basic earnings per share	21,906,507	20,260,854
Effect of dilutive securities - employee stock options and warrants	324,135	136,733
Denominator for diluted earnings per share	22,230,642	20,397,587
Earnings per share:		
Basic	$ 0.49	$ 0.14
Diluted	$ 0.48	$ 0.14

13. Stock Option Plans

Incentive Compensation Plan

The Company's board of directors has adopted the 2003 First Advantage Incentive Compensation Plan. The plan is intended to promote the long-term success of the Company and increase stockholder value by attracting, motivating, and retaining key employees of the Company and its subsidiaries and affiliates, and by motivating consultants who provide significant services to the Company and its subsidiaries and affiliates. To achieve this purpose, the plan allows the granting of stock options, stock appreciation rights, restricted stock awards, performance unit awards, performance share awards and cash-based awards to eligible persons.

Subject to adjustment for certain changes in the Company's capitalization, a total of 3.0 million shares of First Advantage Class A common stock is available for issuance under the plan. The plan is administered by the compensation committee of the board of directors of the Company.

Upon the occurrence of a change of control transaction (as defined in the plan), generally all awards under the plan accelerate, all restrictions are lifted and all performance goals are achieved, subject to certain limitations. The committee may provide that any award, the payment of which was deferred under the plan, will be paid or distributed as of, or promptly following, a change of control transaction. The committee may also provide that any awards subject to any such acceleration, payment, adjustment or conversion cannot be exercised after, or will terminate as of, a change of control transaction.

At December 31, 2004, stock options to purchase 2,525,000 shares of the Company's common stock were granted under the First Advantage Corporation 2003 Incentive Compensation Plan, Inc. The Company accounts for these stock options in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, the Company does not recognize compensation cost in connection with these plans, as all options granted under these plans had an exercise price equal to the market value of the Company's common stock on the date of grant.

Warrants and Options to Purchase Class A Common Stock, Assumed in the Merger

The Company agreed to assume the obligations of US SEARCH.com contained in all warrants to purchase common stock of US SEARCH.com outstanding on the closing date of the merger. Pursuant to the merger agreement and the terms of the warrants, the holders of the warrants are entitled to receive upon exercise thereof 0.04 of a share of First Advantage Class A common stock for each share of US SEARCH.com common stock that such warrant holder would have been entitled to receive pursuant to the warrant prior to the closing of the merger. The Company had outstanding warrants to purchase up to 316,339 and 347,436 shares of its common stock at exercise prices ranging from $0.25 to $29.38 per share, as of December 31, 2004 and 2003, respectively.

All outstanding stock options, stock appreciation rights, limited stock appreciation rights and stock purchase rights of US SEARCH.com were assumed by the Company and converted automatically into options to purchase shares of First Advantage Class A common stock calculated in accordance with the exchange ratio, rounded down to the nearest whole share. The exercise price is equal to the exercise price per share of US SEARCH.com common stock divided by the exchange ratio, rounded down to the nearest whole cent. The outstanding stock options, stock appreciation rights, limited stock appreciation rights and stock purchase rights of US SEARCH.com otherwise continue to be exercisable and vest subject to the terms and conditions applicable to them before the mergers. However, all outstanding stock options issued to US SEARCH.com employees and directors pursuant to the US SEARCH.com Amended and Restated 1998 Stock Incentive Plan and all outstanding stock options issued to US SEARCH.com's non-employee directors pursuant to the US SEARCH.com 1999 Non-Employee Directors' Stock Option Plan accelerated and became fully vested upon the occurrence of the mergers. As of December 31, 2004, the Company had outstanding options (previously issued by US SEARCH.com) to purchase up to 295,893 shares of its common stock at exercise prices ranging from $7.00 to $242.25 per share.

A total of 217,658 options were exercised at an average price of $15.71 and 508,294 options were forfeited at an average price of $45.92 in 2004.

A total of 11,716 options were exercised at an average price of $12.08 and 132,250 options were forfeited at an average price of $33.07 in 2003.

A total of 6,810 shares were issued in conjunction with the exercise of warrants at an average price of $15.44 in 2004. There were no warrants exercised in 2003.

The following table summarizes information about stock options and warrants outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Avg Remaining Contractual Life in Years	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 7.00 - $ 12.50	28,814	4.2	$11.15	25,327	$11.29
$12.51 - $ 25.00	2,366,763	7.9	$19.05	840,468	$19.81
$25.01 - $ 50.00	39,249	3.7	$41.45	37,788	$42.00
$50.01 - $242.25	24,706	2.9	$72.57	24,702	$72.54
	2,459,532			928,285	

	Warrants Outstanding and Exercisable		
Range of Exercise Prices	Shares	Weighted Avg Remaining Contractual Life in Years	Weighted Average Exercise Price
$ 0.25 - $22.50	96,924	4.15	$15.34
$22.51 - $26.00	216,415	1.51	$26.10
$26.01 - $29.38	3,000	2.14	$29.38
	316,339		

14. Segment Information

The Company operates in three primary business segments: Enterprise Screening, Risk Mitigation and Consumer Direct.

The Enterprise Screening segment includes employment background screening, occupational health services, resident screening services and tax incentive services. Products and services relating to employment background screening include criminal records searches, employment and education verification, social security number verification and credit reporting. Occupational health services include drug-free workplace programs, physical examinations and employee assistance programs. Resident screening services include criminal background and eviction searches, credit reporting, employment verification and lease performance and payment histories. Tax incentive services include services related to the administration of employment-based and location-based tax credit and incentive programs, sales and use tax programs and fleet asset management programs. Revenue for the Enterprise Screening segment includes approximately $82,000 and $16,000 of sales to the Risk Mitigation segment in 2004 and 2003, respectively.

The Risk Mitigation segment includes motor vehicle records, transportation credit services and investigations. Products and services offered by the Risk Mitigation segment include driver history reports, vehicle registration, credit reports on cargo shippers and brokers, surveillance services, field interviews, computer forensics, electronic discovery, due diligence reports and other high level investigations. Revenue for the Risk Mitigation segment includes approximately $2,243,000 and $1,447,000 of sales to the Enterprise Screening segment in 2004 and 2003, respectively.

The Consumer Direct segment provides consumers with a single, comprehensive access point to a broad range of information to assist them in locating people and other public data searches. Revenue for the Consumer Direct segment includes approximately $86,000 and $17,000 of sales to the Enterprise Screening segment in 2004 and 2003, respectively.

The elimination of inter-segment revenue and cost of service revenue is included in Corporate. These transactions are recorded at cost.

First Advantage Corporation

Notes to Consolidated Financial Statements—(Continued)
For the Years Ended December 31, 2004, 2003 and 2002

Selected financial information for the Company's operations by segment for each of the past three years is as follows:

	Revenue	Depreciation and Amortization	Income (loss) before income taxes	Assets
2004				
Enterprise Screening	$180,242,000	$ 8,109,000	$ 23,296,000	$265,939,000
Risk Mitigation	75,871,000	2,166,000	7,438,000	128,910,000
Consumer Direct	12,874,000	2,187,000	(136,000)	27,165,000
Corporate and Eliminations	(2,450,000)	80,000	(12,155,000)	9,339,000
Consolidated	$266,537,000	$12,542,000	$ 18,443,000	$431,353,000
2003				
Enterprise Screening	$111,964,000	$ 6,269,000	$ 4,818,000	$163,146,000
Risk Mitigation	45,486,000	860,000	5,714,000	79,810,000
Consumer Direct	10,525,000	1,292,000	61,000	39,861,000
Corporate and Eliminations	(1,480,000)	7,000	(5,744,000)	1,083,000
Consolidated	$166,495,000	$ 8,428,000	$ 4,849,000	$283,900,000
2002				
Enterprise Screening	$ 66,774,000	$ 3,497,000	$ (667,000)	$117,864,000
Risk Mitigation	34,991,000	599,000	4,998,000	46,143,000
Consumer Direct	—	—	—	—
Corporate and Eliminations	(840,000)	—	—	1,000
Consolidated	$100,925,000	$ 4,096,000	$ 4,331,000	$164,008,000

15. Subsequent Events

First Advantage filed a Registration Statement with the Securities and Exchange Commission for the issuance of up to 2,000,000 shares of our Class A common stock, par value $.001 per share. The proceeds from the issuance of the shares will be used for general corporate purposes. The Registration Statement was declared effective on January 3, 2005.

On January 17, 2005, the Company entered into a thirteen-year facilities lease agreement with 100 Carillon, LLC for approximately 74,000 square feet of office space in St. Petersburg, Florida. This office space will serve as the Company's new corporate headquarters. The Company's Florida based employment background screening group and investigative services group will also reside in this new office space. Aggregate minimum lease payments are $22.8 million over the term of the lease, which commences on April 1, 2005. The monthly lease payment will be prorated based on partial occupancy until August 1, 2005.

Unaudited Quarterly Financial Data

The following table sets forth certain unaudited financial data of the Company for the eight quarters in the period ended December 31, 2004. The Company's results of operation for the four quarters in the year ended December 31, 2003 include the results of the FAST division from January 2003, and the results for US SEARCH from June 2003. Businesses acquired subsequent to June 2003 are included in the Company's financial data from date of acquisition.

First Advantage Corporation

Notes to Consolidated Financial Statements—(Continued)
For the Years Ended December 31, 2004, 2003 and 2002

This data has been derived from unaudited financial statements of the Company and the FAST division that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the information when read in conjunction with the Company's audited financial statements and the notes thereto. The operating results for any quarter are not necessarily indicative of the results for any future period.

	For the quarters ended			
	3/31/2004	6/30/2004	9/30/2004	12/31/2004
Total revenue	$57,433,000	$68,919,000	$71,930,000	$68,255,000
Gross margin	$31,978,000	$41,474,000	$44,054,000	$43,548,000
Net income	$ 639,000	$ 3,208,000	$ 4,151,000	$ 2,683,000
Per share amounts:				
Basic	$ 0.03	$ 0.15	$ 0.19	$ 0.12
Diluted	$ 0.03	$ 0.15	$ 0.19	$ 0.12
Weighted-average common shares outstanding:				
Basic	21,155,223	21,502,035	21,878,468	23,090,715
Diluted	21,346,133	22,104,455	22,323,884	23,229,991

	For the quarters ended			
	3/31/2003	6/30/2003	9/30/2003	12/31/2003
Total revenue	$31,541,000	$37,431,000	$47,634,000	$49,889,000
Gross margin	$17,722,000	$22,613,000	$28,894,000	$27,527,000
Net income (loss)	$ 330,000	$ 2,051,000	$ 1,429,000	$ (1,007,000)
Per share amounts:				
Basic	N/A	$ 0.10	$ 0.07	$ (0.05)
Diluted	N/A	$ 0.10	$ 0.07	$ (0.05)
Weighted-average common shares outstanding:				
Basic	N/A	20,002,126	20,203,955	20,828,429
Diluted	N/A	20,122,023	20,337,947	21,020,537

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, have concluded that, as of the end of the fiscal year covered by this report on Form 10-K, the Company's disclosure controls and procedures were effective to provide reasonable assurances that information required to be disclosed in the reports filed or submitted under such Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

There was no change in the Company's internal control over financial reporting during the quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

The information required by Items 10 through 14 of this report is set forth in the sections entitled "Nominees for Election of Directors," "Information about our Board of Directors," "Compensation Committee Interlocks and Insider Participation," "Report of the Compensation Committee of the Board of Directors on Executive Compensation," "Executive Officers," "Compensation of Executive Officers and Directors," "Security Ownership of Certain Beneficial Owners and Management," "Section 16(a) Beneficial Ownership Reporting Compliance," "Certain Relationships and Related Transactions," "Stock Performance Graph" and "Principal Accounting Fees and Services" in the Company's definitive proxy statement, which sections are incorporated in this report by reference. The definitive proxy statement will be filed no later than 120 days after the close of First Advantage's fiscal year end of December 31, 2004.

PART IV

Item 15. Exhibits and Financial Statement Schedule.

(a) 1. The following consolidated financial statements of First Advantage Corporation and its subsidiaries are included in Item 8.

Report of Independent Registered Certified Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2004 and 2003

Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2004, 2003 and 2002

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31. 2004, 2003 and 2002

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002

Notes to Consolidated Financial Statements for the Years Ended December 31, 2004, 2003 and 2002

2. Financial Statement Schedule.

Schedule II – Valuation and Qualifying Accounts

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2004, 2003 and 2002
Allowance for Doubtful Accounts

Description	Balance at Beginning of Period	Charged to Costs & Expenses	Charged to Other Accounts(1)	Deductions	Balance at End of Period
			(In thousands)		
Year ended December 31, 2004	$1,327,000	$697,000	$131,000	$(373,000)	$1,782,000
Year ended December 31, 2003	$ 788,000	$317,000	$559,000	$(337,000)	$1,327,000
Year ended December 31, 2002	$ 717,000	$266,000	$164,000	$(359,000)	$ 788,000

(1) Allowances established as a result of acquisitions

3. Exhibits

Exhibit	Description
2	Agreement and Plan of Merger, dated December 13, 2002, by and among the Company, The First American Corporation, US SEARCH.com Inc. and Stockholm Seven Merger Corp. (incorporated by reference to Annex A to the prospectus forming a part of the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
3.1	First Amended and Restated Certificate of Incorporation of First Advantage Corporation (incorporated by reference to Exhibit 3.1 to the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
3.2	Bylaws of First Advantage Corporation (incorporated by reference to Exhibit 3.2 to the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
4.1	Form of certificate representing shares of the Registrant's Class A common stock (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
4.2	Form of certificate representing shares of the Registrant's Class B common stock (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
10.1	First Advantage Corporation 2003 Incentive Compensation Plan (incorporated by reference to Exhibit 4.19 to the amendment to the registration statement on Form S-4 filed by the Company on April 4, 2003 (No. 333-102565))*
10.2	First Advantage Corporation 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.20 to the amendment to the registration statement on Form S-4 filed by the Company on April 24, 2003 (No. 333-102565))*
10.3	Stockholders Agreement, dated as of December 13, 2002, by and among the Company, The First American Corporation and Pequot Private Equity Fund II, L.P. (incorporated by reference to Annex D to the prospectus forming a part of the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))

Exhibit	Description
10.4	Form of Standstill Agreement by and between the Company and The First American Corporation (incorporated by reference to Annex E to the prospectus forming a part of the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
10.5	Form of Services Agreement between the Company and The First American Corporation (incorporated by reference to Annex F to the prospectus forming a part of the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
10.6	Amended and Restated Services Agreement, dated January 1, 2004, between the Company and The First American Corporation (incorporated by reference to Exhibit 10.6 to the annual report on Form 10-K filed by the Company on March 11, 2004 (No. 000-50285))
10.7	Promissory Note, made July 31, 2003, by First Advantage Corporation to the order of The First American Corporation (incorporated by reference to Exhibit 99.5 to the quarterly report on Form 10-Q filed by the Company on August 13, 2002 (No. 001-31666))
10.8	Employment Agreement, dated August 4, 2003, between First Advantage Corporation and David Wachtel (incorporated by reference to Exhibit 10 to the quarterly report on Form 10-Q filed by the Company on August 13, 2003 (No. 001-31666))*
10.9	Service Agreement for End-User, effective December 31, 2003, by and between First Advantage Enterprise Screening Corporation and The First American Corporation (incorporated by reference to Exhibit 10.9 to the annual report on Form 10-K filed by the Company on March 11, 2004 (No. 000-50285))
10.10	Agency/Company Agreement, effective January 1, 2003, between First American Property & Casualty Insurance Company and Multifamily Community Insurance Agency, Inc. (incorporated by reference to Exhibit 10.9 to the annual report on Form 10-K filed by the Company on March 11, 2004 (No. 000-50285))
10.11	Profit Share Program letter, dated January 1, 2003, from First American Property & Casualty Insurance Company to Multifamily Community Insurance Agency, Inc. (incorporated by reference to Exhibit 10.9 to the annual report on Form 10-K filed by the Company on March 11, 2004 (No. 000-50285))
10.12	Loan Agreement, dated March 18, 2004, between First Advantage Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q filed on May 10, 2004 (No. 000-50285))
10.13	Linking License Agreement, between First American Real Estate Solutions L.P., and US SEARCH.com (incorporated by reference to Exhibit 10.2 to the quarterly report on Form 10-Q filed on May 10, 2004 (No. 000-50285))
10.14	Promissory Note, made April 27, 2004, by First Advantage Corporation to the order of The First American Corporation (incorporated by reference to Exhibit 99.1 to the quarterly report on Form 10-Q filed on May 10, 2004 (No. 000-50285))
10.15	Amendment to Security Agreement, dated July 28, 2004, between First Advantage Corporation and Bank of America, N.A (incorporated by reference to Exhibit 99.1 to the quarterly report on Form 10-Q filed on August 6, 2004 (No. 000-50285))
10.16	Amendment to Security Agreement, dated July 28, 204, between SafeRent, Inc., Employee Health Programs, Inc., Substance Abuse Management, Inc., Hirecheck, Inc., American Driving Records, Inc., First American Registry, Inc., US SEARCH.com, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 99.2 to the quarterly report on Form 10-Q filed on August 6, 2004 (No. 000-50285))
10.17	Amendment to Security Agreement, dated July 28, 2004, between Omega Insurance Services, Inc., Proudfoot Reports, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 99.3 to the quarterly report on Form 10-Q filed on August 6, 2004 (No. 000-50285))

Exhibit	Description
10.18	Renewal Promissory Note, made July 28, 2004, by First Advantage Corporation to the order of Bank of America, N.A. (incorporated by reference to Exhibit 99.4 to the quarterly report on Form 10-Q filed on August 6, 2004 (No. 000-50285))
10.19	Amendment to Loan Agreement, dated July 28, 2004, between First Advantage Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 99.5 to the quarterly report on Form 10-Q filed on August 6, 2004 (No. 000-50285))
10.20	Amendment to Loan Agreement, dated September 7, 2004, between First Advantage Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q filed on November 5, 2004 (No. 000-50285))
10.21	Amendment to Security Agreement, dated September 7, 2004, between First Advantage Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the quarterly report on Form 10-Q filed on November 5, 2004 (No. 000-50285))
10.22	Renewal Promissory Note, dated September 7, 2004 between First Advantage Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.3 to the quarterly report on Form 10-Q filed on November 5, 2004 (No. 000-50285))
10.23	Amended and Restated Security Agreement, dated September 7, 2004 between First Advantage Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.4 to the quarterly report on Form 10-Q filed on November 5, 2004 (No. 000-50285))
10.24	Guaranty of Payment, dated September 7, 2004 between American Driving Records, Inc., Background Information Systems, Inc., CIC Enterprises, LLC, Corefacts, LLC, Employee Health Programs, Inc., Hirecheck, Inc., Infocheck, LTD, Landlord Protect, Inc., MVRS, Inc., Omega Insurance Services, Proudfoot Reports, Inc., Realeum, Inc., SafeRent, Inc., Seconda, LLC, UD Registry, Inc., and US SEARCH.com, Inc. (incorporated by reference to Exhibit 10.5 to the quarterly report on Form 10-Q filed on November 5, 2004 (No. 000-50285))
10.25.1	Lease Agreement, dated January 17, 2005 between First Advantage Corporation and 100 Carillon, LLC.
21	Subsidiaries of the Company
23	Consent of PricewaterhouseCoopers LLP
31.1	Certification pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certifications pursuant to Exchange Act Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certifications pursuant to Exchange Act Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Indicates management contract or compensatory plan, contract or arrangement.

Copies of the Company's Form 10-K that are furnished to stockholders of the Company do not include the exhibits listed above. Any stockholder desiring copies of one or more of such exhibits should write to the Secretary of the Company specifying the exhibit or exhibits required.

(b) Reports on Form 8-K

During the three months ended December 31, 2004, the Company:

(i) filed with the Securities and Exchange Commission a report on Form 8-K on October 14, 2004, with respect to the acquisition of Business Tax Credit Corporation d/b/a The Alameda Company;

(ii) filed with the Securities and Exchange Commission a report on Form 8-K/A, dated October 22, 2004 (amendment to the Form 8-K filed October 14, 2004, providing the financial statements and pro forma financial information for Business Tax Credit Corporation d/b/a The Alameda Company.);

(iii) furnished to the Securities and Exchange Commission a report on Form 8-K on October 26, 2004, with respect to the Company's financial results for the quarter ended and the nine months ended September 30, 2004;

(iv) furnished to the Securities and Exchange Commission a report on Form 8-K on October 28, 2004, with respect to the transcript for the earnings call held on October 26, 2004;

(v) filed with the Securities and Exchange Commission a report on Form 8-K on November 4, 2004, with respect to the acquisition of Compunet Credit Services, Inc.;

(vi) filed with the Securities and Exchange Commission a report on Form 8-K on November 10, 2004, with respect to the termination of a material agreement and departure of an officer;

(vii) filed with the Securities and Exchange Commission a report on Form 8-K/A, on November 18, 2004 (amendment to the Form 8-K filed November 4, 2004, providing the financial statements and pro forma financial information for Compunet Credit Services, Inc.);

(viii) filed with the Securities and Exchange Commission a report on Form 8-K, on December 1, 2004, with respect to the announcement of the hiring of an officer and the departure of an officer.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 10th day of March, 2005.

FIRST ADVANTAGE CORPORATION

By: /s/ JOHN LONG
John Long
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Date: March 10, 2005	By: /s/ JOHN LONG **John Long** **Chief Executive Officer** **(Principal Executive Officer)**
Date: March 10, 2005	By: /s/ JOHN LAMSON **John Lamson** **Executive Vice President and Chief Financial Officer** **(Principal Financial and Accounting Officer)**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Date: March 10, 2005	By: /s/ PARKER S. KENNEDY **Parker S. Kennedy, Chairman**
Date: March 10, 2005	By: /s/ JOHN LONG **John Long, Director**
Date: March 10, 2005	By: /s/ J. DAVID CHATHAM **J. David Chatham, Director**
Date: March 10, 2005	By: /s/ BARRY CONNELLY **Barry Connelly, Director**
Date: March 10, 2005	By: /s/ LAWRENCE D. LENIHAN, JR. **Lawrence D. Lenihan, Jr., Director**
Date: March 10, 2005	By: /s/ DONALD NICKELSON **Donald Nickelson, Director**
Date: March 10, 2005	By: /s/ DONALD ROBERT **Donald Robert, Director**
Date: March 10, 2005	By: /s/ ADELAIDE A. SINK **Adelaide A. Sink, Director**
Date: March 10, 2005	By: /s/ DAVID WALKER **David Walker, Director**

EXHIBIT INDEX

Exhibit	Description
2	Agreement and Plan of Merger, dated December 13, 2002, by and among the Company, The First American Corporation, US SEARCH.com Inc. and Stockholm Seven Merger Corp. (incorporated by reference to Annex A to the prospectus forming a part of the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
3.1	First Amended and Restated Certificate of Incorporation of First Advantage Corporation (incorporated by reference to Exhibit 3.1 to the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
3.2	Bylaws of First Advantage Corporation (incorporated by reference to Exhibit 3.2 to the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
4.1	Form of certificate representing shares of the Registrant's Class A common stock (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
4.2	Form of certificate representing shares of the Registrant's Class B common stock (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
10.1	First Advantage Corporation 2003 Incentive Compensation Plan (incorporated by reference to Exhibit 4.19 to the amendment to the registration statement on Form S-4 filed by the Company on April 4, 2003 (No. 333-102565))*
10.2	First Advantage Corporation 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.20 to the amendment to the registration statement on Form S-4 filed by the Company on April 24, 2003 (No. 333-102565))*
10.3	Stockholders Agreement, dated as of December 13, 2002, by and among the Company, The First American Corporation and Pequot Private Equity Fund II, L.P. (incorporated by reference to Annex D to the prospectus forming a part of the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
10.4	Form of Standstill Agreement by and between the Company and The First American Corporation (incorporated by reference to Annex E to the prospectus forming a part of the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
10.5	Form of Services Agreement between the Company and The First American Corporation (incorporated by reference to Annex F to the prospectus forming a part of the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
10.6	Amended and Restated Services Agreement, dated January 1, 2004, between the Company and The First American Corporation (incorporated by reference to Exhibit 10.6 to the annual report on Form 10-K filed by the Company on March 11, 2004 (No. 000-50285))
10.7	Promissory Note, made July 31, 2003, by First Advantage Corporation to the order of The First American Corporation (incorporated by reference to Exhibit 99.5 to the quarterly report on Form 10-Q filed by the Company on August 13, 2002 (No. 001-31666))
10.8	Employment Agreement, dated August 4, 2003, between First Advantage Corporation and David Wachtel (incorporated by reference to Exhibit 10 to the quarterly report on Form 10-Q filed by the Company on August 13, 2003 (No. 001-31666))*
10.9	Service Agreement for End-User, effective December 31, 2003, by and between First Advantage Enterprise Screening Corporation and The First American Corporation (incorporated by reference to Exhibit 10.9 to the annual report on Form 10-K filed by the Company on March 11, 2004 (No. 000-50285))

Exhibit	Description
10.10	Agency/Company Agreement, effective January 1, 2003, between First American Property & Casualty Insurance Company and Multifamily Community Insurance Agency, Inc. (incorporated by reference to Exhibit 10.9 to the annual report on Form 10-K filed by the Company on March 11, 2004 (No. 000-50285))
10.11	Profit Share Program letter, dated January 1, 2003, from First American Property & Casualty Insurance Company to Multifamily Community Insurance Agency, Inc. (incorporated by reference to Exhibit 10.9 to the annual report on Form 10-K filed by the Company on March 11, 2004 (No. 000-50285))
10.12	Loan Agreement, dated March 18, 2004, between First Advantage Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q filed on May 10, 2004 (No. 000-50285))
10.13	Linking License Agreement, between First American Real Estate Solutions L.P., and US SEARCH.com (incorporated by reference to Exhibit 10.2 to the quarterly report on Form 10-Q filed on May 10, 2004 (No. 000-50285))
10.14	Promissory Note, made April 27, 2004, by First Advantage Corporation to the order of The First American Corporation (incorporated by reference to Exhibit 99.1 to the quarterly report on Form 10-Q filed on May 10, 2004 (No. 000-50285))
10.15	Amendment to Security Agreement, dated July 28, 2004, between First Advantage Corporation and Bank of America, N.A (incorporated by reference to Exhibit 99.1 to the quarterly report on Form 10-Q filed on August 6, 2004 (No. 000-50285))
10.16	Amendment to Security Agreement, dated July 28, 204, between SafeRent, Inc., Employee Health Programs, Inc., Substance Abuse Management, Inc., Hirecheck, Inc., American Driving Records, Inc., First American Registry, Inc., US SEARCH.com, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 99.2 to the quarterly report on Form 10-Q filed on August 6, 2004 (No. 000-50285))
10.17	Amendment to Security Agreement, dated July 28, 2004, between Omega Insurance Services, Inc., Proudfoot Reports, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 99.3 to the quarterly report on Form 10-Q filed on August 6, 2004 (No. 000-50285))
10.18	Renewal Promissory Note, made July 28, 2004, by First Advantage Corporation to the order of Bank of America, N.A. (incorporated by reference to Exhibit 99.4 to the quarterly report on Form 10-Q filed on August 6, 2004 (No. 000-50285))
10.19	Amendment to Loan Agreement, dated July 28, 2004, between First Advantage Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 99.5 to the quarterly report on Form 10-Q filed on August 6, 2004 (No. 000-50285))
10.20	Amendment to Loan Agreement, dated September 7, 2004, between First Advantage Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q filed on November 5, 2004 (No. 000-50285))
10.21	Amendment to Security Agreement, dated September 7, 2004, between First Advantage Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the quarterly report on Form 10-Q filed on November 5, 2004 (No. 000-50285))
10.22	Renewal Promissory Note, dated September 7, 2004 between First Advantage Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.3 to the quarterly report on Form 10-Q filed on November 5, 2004 (No. 000-50285))
10.23	Amended and Restated Security Agreement, dated September 7, 2004 between First Advantage Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.4 to the quarterly report on Form 10-Q filed on November 5, 2004 (No. 000-50285))

Exhibit	Description
10.24	Guaranty of Payment, dated September 7, 2004 between American Driving Records, Inc., Background Information Systems, Inc., CIC Enterprises, LLC, Corefacts, LLC, Employee Health Programs, Inc., Hirecheck, Inc., Infocheck, LTD, Landlord Protect, Inc., MVRS, Inc., Omega Insurance Services, Proudfoot Reports, Inc., Realeum, Inc., SafeRent, Inc., Seconda, LLC, UD Registry, Inc., and US SEARCH.com, Inc. (incorporated by reference to Exhibit 10.5 to the quarterly report on Form 10-Q filed on November 5, 2004 (No. 000-50285))
10.25.1	Lease Agreement, dated January 17, 2005 between First Advantage Corporation and 100 Carillon, LLC.
21	Subsidiaries of the Company
23	Consent of PricewaterhouseCoopers LLP
31.1	Certification pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certifications pursuant to Exchange Act Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certifications pursuant to Exchange Act Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Indicates management contract or compensatory plan, contract or arrangement.

Copies of the Company's Form 10-K that are furnished to stockholders of the Company do not include the exhibits listed above. Any stockholder desiring copies of one or more of such exhibits should write to the Secretary of the Company specifying the exhibit or exhibits required.

(b) Reports on Form 8-K

During the three months ended December 31, 2004, the Company:

(i) filed with the Securities and Exchange Commission a report on Form 8-K on October 14, 2004, with respect to the acquisition of Business Tax Credit Corporation d/b/a The Alameda Company;

(ii) filed with the Securities and Exchange Commission a report on Form 8-K/A, dated October 22, 2004 (amendment to the Form 8-K filed October 14, 2004, providing the financial statements and pro forma financial information for Business Tax Credit Corporation d/b/a The Alameda Company.);

(iii) furnished to the Securities and Exchange Commission a report on Form 8-K on October 26, 2004, with respect to the Company's financial results for the quarter ended and the nine months ended September 30, 2004;

(iv) furnished to the Securities and Exchange Commission a report on Form 8-K on October 28, 2004, with respect to the transcript for the earnings call held on October 26, 2004;

(v) filed with the Securities and Exchange Commission a report on Form 8-K on November 4, 2004, with respect to the acquisition of Compunet Credit Services, Inc.;

(vi) filed with the Securities and Exchange Commission a report on Form 8-K on November 10, 2004, with respect to the termination of a material agreement and departure of an officer;

(vii) filed with the Securities and Exchange Commission a report on Form 8-K/A, on November 18, 2004 (amendment to the Form 8-K filed November 4, 2004, providing the financial statements and pro forma financial information for Compunet Credit Services, Inc.);

(viii) filed with the Securities and Exchange Commission a report on Form 8-K, on December 1, 2004, with respect to the announcement of the hiring of an officer and the departure of an officer.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 31.1

Chief Executive Officer

I, John Long, Chief Executive Officer of FIRST ADVANTAGE CORPORATION, certify that:

1. I have reviewed this annual report on Form 10-K of FIRST ADVANTAGE CORPORATION;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2005

/s/ JOHN LONG

John Long
Chief Executive Officer

Exhibit 31.2

Chief Financial Officer

I, John Lamson, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of FIRST ADVANTAGE CORPORATION;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2005

/s/ JOHN LAMSON

John Lamson
Chief Financial Officer

Exhibit 32.1

Certification of Chief Executive Officer

Pursuant to 18 U.S.C. ss. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of FIRST ADVANTAGE CORPORATION (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of the Company for the period ended December 31, 2004 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: March 10, 2005

/s/ JOHN LONG

John Long
Chief Executive Officer

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. ss. 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit 32.2

Certification of Chief Financial Officer

Pursuant to 18 U.S.C. ss. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of FIRST ADVANTAGE CORPORATION (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of the Company for the period ended December 31, 2004 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: March 10, 2005

/s/ JOHN LAMSON

John Lamson
Chief Financial Officer

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. ss. 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

FIRST ADVANTAGE CORPORATION

CORPORATE HEADQUARTERS

First Advantage Corporation
One Progress Plaza
Suite 2400
St. Petersburg, Florida 33701
Phone: 727.214.3411
Fax: 727.214.3410

STOCK LISTING

NASDAQ
Ticker Symbol: FADV

REGISTRAR AND TRANSFER AGENT

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
Phone: 800.468.9716

INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
Tampa, Florida

INVESTOR INQUIRIES

To receive copies of reports filed with the Securities and Exchange Commission, recent press releases, quarterly and annual reports, and additional information about First Advantage Corporation, as well as to sign up to receive information automatically via email, visit our Web site at www.fadv.com.

For other investor inquiries, please contact:

Cindy Williams, Investor Relations Manager
Phone: 727.214.3438
Email: clwilliams@fadv.com

SAFE HARBOR STATEMENT

Certain statements made in this document, including those relating to 2005, acquisition and consolidation strategy, acquisition targets, 2005 acquisitions, acquisition integrations, 2005 cross-selling initiatives, 2005 organic growth strategies, revenue goal, 2005 branding initiatives, employment screening industry acquisitions, resident screening service acquisitions, risk mitigation acquisitions, and Consumer Direct segment activity are forward looking. Risks and uncertainties exist that may cause results to differ materially from those set forth in these forward-looking statements. Factors that could cause the anticipated results to differ from those described in the forward-looking statements include: general volatility of the capital markets and the market price of the company's Class A common stock; the company's ability to successfully raise capital; the company's ability to identify and complete acquisitions and successfully integrate businesses it acquires; changes in applicable government regulations; the degree and nature of the company's competition; increases in the company's expenses; continued consolidation among the company's competitors and customers; unanticipated technological changes and requirements; the company's ability to identify suppliers of quality and cost-effective data; and other factors described in this annual report on form 10-K. The forward-looking statements speak only as of the date they are made. The company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.





First Advantage℠
CORPORATION

One Progress Plaza
Suite 2400
St. Petersburg, Florida 33701
727.214.3411
www.fadv.com ▾ NASDAQ: FADV